1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Three Months Ended March 31, 2009 and 2008 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of March 31, 2009 and 2008, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the three months ended March 31, 2009 and 2008, and have issued thereon an unqualified review report with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standard, Accounting for Inventories, and the adoption of Interpretation 2007-052, respectively.
April 9, 2009
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$153,276,031	29	$115,869,440	20
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	229,415	—	160,249	—
Available-for-sale financial assets (Notes 2, 6 and 23)	—	—	18,591,721	4
Held-to-maturity financial assets (Notes 2, 7 and 23)	4,739,315	1	9,976,745	2
Receivables from related parties (Note 24)	10,181,965	2	24,687,419	4
Notes and accounts receivable	8,321,271	2	16,099,860	3
Allowance for doubtful receivables (Notes 2 and 8)	(198,976)	—	(687,619)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,336,876)	(1)	(4,167,643)	(1)
Other receivables from related parties (Note 24)	230,871	—	2,221,204	—
Other financial assets (Note 25)	1,348,616	—	395,342	—
Inventories (Notes 2, 3 and 9)	12,949,118	2	19,252,120	4
Deferred income tax assets (Notes 2 and 17)	5,849,563	1	8,094,973	1
Prepaid expenses and other current assets	1,047,211	—	809,189	—

Total current assets	191,637,524	36	211,303,000	37

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	109,601,554	21	107,596,741	19
Available-for-sale financial assets	1,038,443	—	—	—
Held-to-maturity financial assets	11,585,538	2	8,023,394	1
Financial assets carried at cost	519,502	—	748,160	—

Total long-term investments	122,745,037	23	116,368,295	20

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	114,880,914	22	102,763,591	18
Machinery and equipment	636,909,351	119	598,750,110	103
Office equipment	9,856,423	2	9,424,541	2

	761,646,688	143	710,938,242	123
Accumulated depreciation	(574,998,401)	(108)	(503,748,572)	(87)
Advance payments and construction in progress	16,434,915	3	28,503,739	5

Net property, plant and equipment	203,083,202	38	235,693,409	41

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,980,431	1	6,781,759	1

Total intangible assets	7,548,187	1	8,349,515	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	5,549,630	1	3,916,735	1
Refundable deposits	2,636,845	1	2,748,142	—
Others (Note 2)	443,514	—	295,217	—

Total other assets	8,629,989	2	6,960,094	1

TOTAL	$533,643,939	100	$578,674,313	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	$2,962	—	$239,893	—
Accounts payable	4,447,744	1	7,491,302	1
Payables to related parties (Note 24)	1,102,214	—	1,986,731	—
Income tax payable (Notes 2 and 17)	9,663,927	2	13,743,060	3
Bonuses payable to employees and directors (Notes 3 and 19)	15,404,117	3	4,321,538	1
Payables to contractors and equipment suppliers	4,829,314	1	11,413,544	2
Accrued expenses and other current liabilities (Note 15)	6,007,869	1	9,925,414	2
Current portion of bonds payable (Note 14)	—	—	8,000,000	1

Total current liabilities	41,458,147	8	57,121,482	10

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	4,500,000	1
Other long-term payables (Note 15)	881,842	—	1,335,996	—

Total long-term liabilities	5,381,842	1	5,835,996	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,727,225	1	3,666,177	1
Guarantee deposits (Note 27)	1,309,582	—	1,869,126	—
Deferred credits (Notes 2 and 24)	219,859	—	887,838	—

Total other liabilities	5,256,666	1	6,423,141	1

Total liabilities	52,096,655	10	69,380,619	12

CAPITAL STOCK — NT$10 PAR VALUE (Notes 19 and 21)
Authorized: 28,050,000 thousand shares
Issued: 25,626,012 thousand shares in 2009 25,629,242 thousand shares in 2008	256,260,122	48	256,292,416	44

CAPITAL SURPLUS (Notes 2 and 19)	49,965,450	9	51,696,165	9

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	67,324,393	12	56,406,684	10
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	103,896,290	20	151,596,813	26

	171,612,540	32	208,633,047	36

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	3,531,944	1	(6,810,720)	(1)
Unrealized gain on financial instruments	177,228	—	400,861	—
Treasury stock: 34,096 thousand shares	—	—	(918,075)	—

	3,709,172	1	(7,327,934)	(1)

Total shareholders’ equity	481,547,284	90	509,293,694	88

TOTAL	$533,643,939	100	$578,674,313	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated April 9, 2009)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$39,214,322		$86,911,072

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,654,628		1,680,969

NET SALES	37,559,694	100	85,230,103	100

COST OF SALES (Notes 3, 9, 18 and 24)	29,717,331	79	47,864,496	56

GROSS PROFIT	7,842,363	21	37,365,607	44

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	131,929	—	(63,912)	—

REALIZED GROSS PROFIT	7,974,292	21	37,301,695	44

OPERATING EXPENSES (Notes 18 and 24)
Research and development	3,276,829	9	4,912,037	6
General and administrative	1,339,263	3	2,388,738	3
Marketing	263,567	1	586,390	—

Total operating expenses	4,879,659	13	7,887,165	9

INCOME FROM OPERATIONS	3,094,633	8	29,414,530	35

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	491,659	2	642,460	1
Foreign exchange gain, net (Note 2)	428,117	1	—	—
Gain on settlement and disposal of financial instruments, net (Notes 2 and 23)	53,461	—	23,271	—
Technical service income (Notes 24 and 27)	41,348	—	205,295	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	—	—	1,043,790	1
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	—	—	1,740,705	2
Others (Notes 2 and 24)	102,681	—	223,441	—

Total non-operating income and gains	1,117,266	3	3,878,962	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Equity in losses of equity method investees, net (Notes 2 and 10)	$2,949,992	8	$—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	442,382	1	—	—
Interest expense	40,776	—	88,750	—
Foreign exchange loss, net (Note 2)	—	—	1,774,578	2
Others (Note 2)	29,281	—	23,009	—

Total non-operating expenses and losses	3,462,431	9	1,886,337	2

INCOME BEFORE INCOME TAX	749,468	2	31,407,155	37

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 17)	809,405	2	(3,263,773)	(4)

NET INCOME	$1,558,873	4	$28,143,382	33

	2009		2008
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$0.03	$0.06	$1.20	$1.08

Diluted earnings per share	$0.03	$0.06	$1.20	$1.08

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock for the three months ended March 31, 2008 (Notes 2 and 21):

2008

NET INCOME	$28,143,382

EARNINGS PER SHARE (NT$)
Basic earnings per share	$1.08

Diluted earnings per share	$1.07

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 9, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,558,873	$28,143,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,762,482	18,041,872
Unrealized (realized) gross profit from affiliates	(131,929)	63,912
Amortization of premium/discount of financial assets	(10,448)	(25,931)
Gain on disposal of available-for-sale financial assets, net	(37,370)	(23,271)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Equity in losses (earnings) of equity method investees, net	2,949,992	(1,043,790)
Dividends received from equity method investees	988,201	589,071
Gain on disposal of property, plant and equipment and other assets, net	(36,117)	(77,850)
Deferred income tax	(1,250,521)	498,225
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(267,611)	(125,919)
Receivables from related parties	1,546,239	2,014,229
Notes and accounts receivable	3,119,905	1,811,468
Allowance for doubtful receivables	(237,770)	(1,353)
Allowance for sales returns and others	468,294	310,958
Other receivables from related parties	317,321	64,957
Other financial assets	(636,861)	(63,644)
Inventories	(141,182)	1,735,022
Prepaid expenses and other current assets	145,264	52,276
Increase (decrease) in:
Accounts payable	133,479	(1,994,516)
Payables to related parties	(100,136)	(1,012,899)
Income tax payable	441,116	2,765,097
Accrued bonuses to employees and directors	256,060	4,321,538
Accrued expenses and other current liabilities	(1,463,087)	(1,581,849)
Accrued pension cost	17,216	8,498
Deferred credits	(58,501)	(23,937)

Net cash provided by operating activities	26,316,818	54,445,546

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(5,444,584)	(14,294,648)
Held-to-maturity financial assets	(204,990)	—
Investments accounted for using equity method	(78,472)	(217,348)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	1,037,370	5,154,736
Held-to-maturity financial assets	1,550,000	2,238,000
Property, plant and equipment and other assets	120	1,157
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008

Proceeds from return of capital by investees	$—	$55,056
Increase in deferred charges	(37,331)	(584,370)
Decrease (increase) in refundable deposits	82,892	(6,604)

Net cash used in investing activities	(3,094,995)	(7,654,021)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(169,570)	(371,551)
Proceeds from exercise of employee stock options	15,418	80,948
Repurchase of treasury stock	—	(3,053,584)

Net cash used in financing activities	(8,154,152)	(3,344,187)

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,067,671	43,447,338

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	138,208,360	72,422,102

CASH AND CASH EQUIVALENTS, END OF PERIOD	$153,276,031	$115,869,440

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$351,803	$355,000

Income tax paid	$52,636	$63,801

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$2,699,007	$20,318,452
Decrease (increase) in payables to contractors and equipment suppliers	2,745,577	(6,023,804)

Cash paid	$5,444,584	$14,294,648

Disposal of property, plant and equipment and other assets	$58,570	$1,762,010
Increase in other receivables from related parties	(58,450)	(1,760,853)

Cash received	$120	$1,157

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$—	$8,000,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,106,985	$3,308,040

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 9, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of March 31, 2009 and 2008, the Company had 19,537 and 20,519 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and asset-backed commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value of open-end mutual funds is determined using the net assets value at the end of the period. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date. Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. As stated in note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Bonuses to Employees and Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Reclassification

Certain accounts in the financial statements as of and for the three months ended March 31, 2008 have been reclassified to be consistent with the financial statements as of and for the three months ended March 31, 2009.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the three months ended March 31, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$3,586,877 thousand and NT$0.14, respectively, for the three months ended March 31, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the three months ended March 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2009	2008

Cash and deposits in banks	$142,453,439	$109,361,907
Repurchase agreements collateralized by government bonds	10,822,592	5,995,378
Asset-backed commercial papers	—	512,155

	$153,276,031	$115,869,440

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2009	2008

Trading financial assets

Forward exchange contracts	$201,358	$—
Cross currency swap contracts	28,057	160,249

	$229,415	$160,249

Trading financial liabilities

Forward exchange contracts	$206	$121,599
Cross currency swap contracts	2,756	118,294

	$2,962	$239,893

The Company entered into derivative contracts during the three months ended March 31, 2009 and 2008 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
March 31, 2009

Sell US$/Buy NT$	April 2009	US$200,000/NT$6,979,725
Sell EUR/Buy US$	April 2009	EUR6,140/US$8,266

March 31, 2008

Sell EUR/Buy NT$	April 2008 to July 2008	EUR44,500/ NT$2,010,109
Outstanding cross currency swap contracts consisted of the following:

			Range of	Range of
	Contract Amount		Interest Rates	Interest Rates
Maturity Date	(in Thousands)		Paid	Received

March 31, 2009

April 2009 to May 2009	US$	130,000/ NT$4,434,625	0.66%-6.79%	0.00%-0.61%

March 31, 2008

April 2008	US$	883,000/NT$26,897,408	2.60%-3.75%	1.28%-2.42%
For the three months ended March 31, 2009 and 2008, valuation on financial instruments arising from derivative financial instruments was a net loss of NT$442,382 thousand and a net gain of NT$1,740,705 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2009	2008

Corporate bonds	$1,038,443	$4,065,233
Open-end mutual funds	—	14,126,171
Government bonds	—	400,317

	1,038,443	18,591,721
Current portion	—	(18,591,721)

	$1,038,443	$—

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2009	2008

Corporate bonds	$15,446,490	$10,908,455
Government bonds	878,363	6,091,684
Structured time deposits	—	1,000,000

	16,324,853	18,000,139
Current portion	(4,739,315)	(9,976,745)

	$11,585,538	$8,023,394

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date

March 31, 2008

Step-up callable domestic deposits	$1,000,000	$3,844	1.77%-1.83%	April 2008 to October 2008

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended
	March 31
	2009	2008

Balance, beginning of period	$436,746	$688,972
Write-off	(237,770)	(1,353)

Balance, end of period	$198,976	$687,619

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended
	March 31
	2009	2008

Balance, beginning of period	$5,868,582	$3,856,685
Provision	1,654,628	1,680,969
Write-off	(1,186,334)	(1,370,011)

Balance, end of period	$6,336,876	$4,167,643

9.	INVENTORIES

	March 31
	2009	2008

Finished goods	$2,313,609	$3,511,335
Work in process	9,462,462	13,943,712
Raw materials	558,422	1,192,836
Supplies and spare parts	614,625	604,237

	$12,949,118	$19,252,120

Write-downs of inventories to net realizable value in the amount of NT$171,264 thousand and NT$98,156 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2009 and 2008.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$47,526,422	100	$41,971,629	100
TSMC International Investment Ltd. (TSMC International)	30,028,035	100	27,063,207	100
Vanguard International Semiconductor Corporation (VIS)	9,491,037	37	11,183,477	36
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,720,868	39	8,352,727	39
TSMC China Company Limited (TSMC China)	5,220,310	100	7,895,259	100
TSMC Partners, Ltd. (TSMC Partners)	3,719,188	100	3,528,732	100
TSMC North America	2,613,897	100	2,184,900	100
VentureTech Alliance Fund III, L.P. (VTAF III)	1,403,469	98	1,037,387	98
XinTec Inc. (XinTec)	1,397,538	42	1,483,429	43
Global UniChip Corporation (GUC)	991,305	36	891,488	37
VentureTech Alliance Fund II, L.P. (VTAF II)	841,597	98	1,039,699	98
Emerging Alliance Fund, L.P. (Emerging Alliance)	371,095	99	390,518	99
(Continued)

	March 31
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Japan Limited (TSMC Japan)	$132,714	100	$112,111	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	129,083	100	97,152	100
TSMC Korea Limited (TSMC Korea)	14,996	100	15,533	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	—	175,689	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	—	173,804	36

	$109,601,554		$107,596,741

(Concluded)
Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of the Company, were engaged in investing activities. To simplify the organization structure of investment, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

For the three months ended March 31, 2009 and 2008, equity in earnings/losses of equity method investees was a net loss of NT$2,949,992 thousand and a net gain of NT$1,043,790 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except those of Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea for the three months ended March 31, 2009. The Company believes that, had Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea’s financial statements been reviewed, any adjustments arising would have had no material effect on the Company’s financial statements.

As of March 31, 2009 and 2008, fair value of publicly traded stocks in investments accounted for using equity method (VIS and GUC) was NT$14,040,883 thousand and NT$22,267,805 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended
	March 31
	2009	2008

Balance, beginning of period	$2,053,253	$2,677,388
Amortization	(156,034)	(156,034)

Balance, end of period	$1,897,219	$2,521,354

As of March 31, 2009 and 2008, balance of the aforementioned difference allocated to goodwill was NT$1,061,885 thousand and NT$987,349 thousand, respectively. There are no any additions or impairment for the three months ended March 31, 2009 and 2008.

11.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2009	2008

Non-publicly traded stocks	$357,509	$364,913
Mutual funds	161,993	383,247

	$519,502	$748,160

12.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2009
	Balance,
	Beginning of	Additions			Balance,
	Period	(Deductions)	Disposals	Reclassification	End of Period
Cost
Buildings	$114,014,588	$866,326	$—	$—	$114,880,914
Machinery and equipment	635,008,261	2,945,926	(1,044,836)	—	636,909,351
Office equipment	9,748,869	209,878	(102,324)	—	9,856,423

	758,771,718	$4,022,130	$(1,147,160)	$—	761,646,688

Accumulated depreciation
Buildings	65,351,514	$2,042,457	$—	$—	67,393,971
Machinery and equipment	484,046,160	16,025,834	(449,252)	—	499,622,742
Office equipment	7,849,580	234,397	(102,289)	—	7,981,688

	557,247,254	$18,302,688	$(551,541)	$—	574,998,401

Advance payments and construction in progress	17,758,038	$(1,323,123)	$—	$—	16,434,915

Net	$219,282,502				$203,083,202

	Three Months Ended March 31, 2008
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$101,907,892	$856,009	$—	$(310)	$102,763,591
Machinery and equipment	589,131,625	11,778,538	(2,145,226)	(14,827)	598,750,110
Office equipment	9,167,107	263,119	(5,875)	190	9,424,541

	700,206,624	$12,897,666	$(2,151,101)	$(14,947)	710,938,242

Accumulated depreciation
Buildings	57,349,828	$1,935,317	$—	$(4)	59,285,141
Machinery and equipment	422,278,071	15,254,323	(392,248)	2	437,140,148
Office equipment	7,097,120	232,012	(5,875)	26	7,323,283

	486,725,019	$17,421,652	$(398,123)	$24	503,748,572

Advance payments and construction in progress	21,082,953	$7,420,786	$—	$—	28,503,739

Net	$234,564,558				$235,693,409

No interest was capitalized during the three months ended March 31, 2009 and 2008.

13.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2009
	Balance,
	Beginning of				Balance,
	Period	Addition	Amortization	Reclassification	End of Period

Technology license fees	$3,786,251	$—	$(211,735)	$—	$3,574,516
Software and system design costs	1,559,857	37,331	(178,774)	—	1,418,414
Patent and others	1,055,353	—	(67,852)	—	987,501

	$6,401,461	$37,331	$(458,361)	$—	$5,980,431

	Three Months Ended March 31, 2008
	Balance,
	Beginning of				Balance,
	Period	Addition	Amortization	Reclassification	End of Period

Technology license fees	$5,349,937	$—	$(390,922)	$—	$4,959,015
Software and system design costs	1,309,272	215,826	(181,138)	(74)	1,343,886
Patent and others	513,204	—	(34,346)	—	478,858

	$7,172,413	$215,826	$(606,406)	$(74)	$6,781,759

14.	BONDS PAYABLE

	March 31
	2009	2008
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15.	OTHER LONG-TERM PAYABLES

Most of the Company’s long-term payables resulted from license agreements for certain semiconductor-related patents. As of March 31, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount

2009 (2nd to 4th quarter)	$1,027,619
2010	520,287
2011	440,921

1,988,827
Current portion (classified under accrued expenses and other current liabilities)	(1,106,985)

$881,842

16.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension cost of NT$152,354 thousand and NT$164,396 thousand for the three months ended March 31, 2009 and 2008, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension cost of NT$72,171 thousand and NT$67,246 thousand for the three months ended March 31, 2009 and 2008, respectively.
Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Three Months Ended
	March 31
	2009	2008

The Fund
Balance, beginning of period	$2,389,519	$2,145,010
Contributions	60,334	67,530
Interest	52,445	71,235
Payments	(19,355)	(5,196)

Balance, end of period	$2,482,943	$2,278,579

Accrued pension cost
Balance, beginning of period	$3,710,009	$3,657,679
Accruals	17,216	8,498

Balance, end of period	$3,727,225	$3,666,177

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Three Months Ended
	March 31
	2009	2008

Income tax expense based on “income before income tax” at statutory rate (25%)	$187,357	$7,851,789
Tax effect of the following:
Tax-exempt income	(587,186)	(2,634,089)
Temporary and permanent differences	1,212,887	271,414
Others	69,174	41,235
Income tax credits used	(441,116)	(2,764,800)

Income tax currently payable	$441,116	$2,765,549

b.	Income tax expense (benefit) consisted of the following:

	Three Months Ended
	March 31
	2009	2008

Income tax currently payable	$441,116	$2,765,549
Net change in deferred income tax assets
Investment tax credits	(393,267)	1,457,032
Temporary differences	313,793	(51,527)
Valuation allowance	(1,171,047)	(907,281)

Income tax expense (benefit)	$(809,405)	$3,263,773

c.	Net deferred income tax assets consisted of the following:

	March 31
	2009	2008

Current deferred income tax assets
Investment tax credits	$5,136,000	$8,094,973
Temporary differences	713,563	—

	$5,849,563	$8,094,973

Noncurrent deferred income tax assets
Investment tax credits	$8,869,485	$5,284,749
Temporary differences	1,908,744	1,194,838
Valuation allowance	(5,228,599)	(2,562,852)

	$5,549,630	$3,916,735

d.	Integrated income tax information:

The balance of the imputation credit account as of March 31, 2009 and 2008 was NT$521,634 thousand and NT$3,012,848 thousand, respectively.

The estimated and actual creditable ratio for distribution of earnings of 2008 and 2007 was 0.51% and 9.83%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2009, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$4,592,039	$4,592,039	2011
		2,984,713	2,984,713	2012
		22,829	22,829	2013

		$7,599,581	$7,599,581

Statute for Upgrading Industries	Research and development expenditures	$627,742	$186,626	2010
		2,687,841	2,687,841	2011
		2,977,848	2,977,848	2012
		493,875	493,875	2013

		$6,787,306	$6,346,190

Statute for Upgrading Industries	Personnel training expenditures	$23,146	$23,146	2010
		36,568	36,568	2011

		$59,714	$59,714

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion Fab 14 - Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion Fab 12 and others	2008 to 2012
h.	The tax authorities have examined income tax returns of the Company through 2006.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$2,077,798	$1,191,042	$3,268,840
Labor and health insurance	169,346	99,493	268,839
Pension	141,518	83,007	224,525
Meal	94,845	38,426	133,271
Welfare	23,159	13,596	36,755
Others	17,187	4,661	21,848

	$2,523,853	$1,430,225	$3,954,078

Depreciation	$17,408,696	$889,926	$18,298,622

Amortization	$302,212	$156,149	$458,361

	Three Months Ended March 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$4,535,435	$3,206,078	$7,741,513
Labor and health insurance	171,065	96,691	267,756
Pension	147,988	83,654	231,642
Meal	110,622	44,839	155,461
Welfare	46,066	26,074	72,140
Others	48,224	1,251	49,475

	$5,059,400	$3,458,587	$8,517,987

Depreciation	$16,397,601	$1,016,959	$17,414,560

Amortization	$448,400	$158,006	$606,406

19.	SHAREHOLDERS’ EQUITY
As of March 31, 2009, 1,092,053 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.
Capital surplus consisted of the following:

	March 31
	2009	2008

From merger	$22,805,390	$23,276,911
Additional paid-in capital	17,972,138	18,994,954
From convertible bonds	8,893,190	9,077,065
From long-term investments	294,677	347,180
Donations	55	55

	$49,965,450	$51,696,165

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonus to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
For the three months ended March 31, 2009 and 2008, the Company has recorded bonuses to employees and directors with an estimate based on historical experience with a charge to earnings of approximately 15% of net income. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2008 and 2007 had been approved in a Board of Directors’ meeting held on February 10, 2009 and a shareholders’ meeting held on June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriations of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007

Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Bonus to employees — in cash	—	3,939,883
Bonus to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

The amounts of the appropriations of earnings for 2007 are consistent with the resolutions of the meeting of the Board of Directors held on February 19, 2008. Bonus to employees that will be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been charged against earnings and the amount was consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009.
The Board of Directors meeting held on February 10, 2009 and the shareholders meeting held on June 13, 2008 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,763 thousand and NT$768,813 thousand, respectively. The amounts of the appropriations of earnings for 2008, bonus to employees and directors, and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. The Company’s shareholders meeting is scheduled for June 10, 2009.
The information about the appropriations of bonus to employees and directors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
20.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans consisting the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of March 31, 2009.
Information about outstanding options for the three months ended March 31, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Three months ended March 31, 2009

Balance, beginning of period	36,234	$35.3
Options exercised	(575)	26.8
Options canceled	(127)	45.4

Balance, end of period	35,532	35.4

(Continued)

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)

Three months ended March 31, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(2,138)	37.9
Options canceled	(193)	46.8

Balance, end of period	39,544	37.3

(Concluded)
The number of outstanding options and exercise prices had been adjusted to reflect the distribution of earnings in accordance with the plans.

As of March 31, 2009, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	Average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$24.2-$33.9	25,057	3.91	$31.0	25,057	$31.0
38.2- 50.4	10,475	5.65	45.8	8,571	45.5

	35,532		35.4	33,628	34.7

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the three months ended March 31, 2009 and 2008 would have been as follows:

	Three Months Ended March 31
	2009	2008

Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$1,558,873	$28,143,382
Pro forma net income	1,445,013	28,081,304

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$0.06	$1.08
Pro forma basic EPS	0.06	1.08
Diluted EPS as reported	0.06	1.08
Pro forma diluted EPS	0.06	1.07

21.	TREASURY STOCK
(Shares in Thousands)

	Beginning			Ending
	Shares	Addition	Retirement	Shares

Three months ended March 31, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	—	800,000	—

	834,096	—	800,000	34,096

As of March 31, 2008, the book value of the treasury stock was NT$918,075 thousand and the market value was NT$2,151,452 thousand. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

The Company held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. The Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

As discussed in Note 10, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008. The Company’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.
22.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax

Three months ended March 31, 2009

Basic EPS
Earnings available to common shareholders	$749,468	$1,558,873	25,625,796	$0.03	$0.06

Effect of dilutive potential common shares
Bonus to employees	—	—	157,947
Stock options	—	—	8,471

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$749,468	$1,558,873	25,792,214	$0.03	$0.06

Three months ended March 31, 2008

Basic EPS
Earnings available to common shareholders	$31,407,155	$28,143,382	26,115,770	$1.20	$1.08

Effect of dilutive potential common shares
Bonus to employees	—	—	35,390
Stock options	—	—	16,022

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$31,407,155	$28,143,382	26,167,182	$1.20	$1.08

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after consideration of the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2008 to decrease from NT$1.10 to NT$1.08.
23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$229,415	$229,415	$160,249	$160,249
Available-for-sale financial assets	1,038,443	1,038,443	18,591,721	18,591,721
Held-to-maturity financial assets	16,324,853	16,412,672	18,000,139	18,001,071

Liabilities

Financial liabilities at fair value through profit or loss	2,962	2,962	239,893	239,893
Bonds payable (including current portion)	4,500,000	4,601,709	12,500,000	12,657,936
Other long-term payables (including current portion)	1,988,827	1,988,827	4,644,036	4,644,036
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of March 31, 2009 and 2008 estimated using valuation techniques were recognized as gains of NT$226,453 thousand and losses of NT$79,644 thousand, respectively.

d.	As of March 31, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$17,592,711 thousand and NT$36,752,109 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$4,502,962 thousand and NT$12,739,893 thousand, respectively.

e.	Movements of unrealized gains/losses on financial instruments for the three months ended March 31, 2009 and 2008 were as follows:

	Three Months Ended March 31, 2009
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	43,155	458,785	501,940
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of period	$38,443	$138,785	$177,228

	Three Months Ended March 31, 2008
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	69,584	(326,449)	(256,865)
Removed from shareholders’ equity and recognized in earnings	(23,271)	—	(23,271)

Balance, end of period	$312,886	$87,975	$400,861

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair value of these debt securities. Subject to recent turmoil in the global financial market, the Company had evaluated its financial instruments and the Company believed the exposure to market risk as of March 31, 2009 was not significant.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoil in the global financial market, the Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk as of March 31, 2009 was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC China TSMC Europe TSMC Japan TSMC Korea

b.	Investees

GUC (with a controlling financial interest) XinTec (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2009		2008
	Amount	%	Amount	%
For the three months ended March 31

Sales
TSMC North America	$22,964,954	58	$54,293,942	63
Others	296,134	1	345,421	—

	$23,261,088	59	$54,639,363	63

Purchases
WaferTech	$739,712	17	$2,378,352	21
SSMC	514,174	11	1,358,468	12
TSMC China	447,631	10	1,220,202	11
VIS	393,296	9	793,272	7

	$2,094,813	47	$5,750,294	51

Manufacturing expenses — outsourcing
VisEra	$8,359	—	$315	—

Marketing expenses — commission
TSMC Europe	$71,736	27	$76,949	13
TSMC Japan	49,114	19	45,186	8
TSMC Korea	3,375	1	5,198	1

	$124,225	47	$127,333	22

Research and development expenses
TSMC Technology (primarily consulting fee)	$85,917	3	$89,660	2
TSMC Canada (primarily consulting fee)	37,632	1	53,937	1
Others	19,882	—	10,118	—

	$143,431	4	$153,715	3

Sales of property, plant and equipment
XinTec	$58,450	100	$—	—
TSMC China	—	—	1,760,853	99

	$58,450	100	$1,760,853	99

Non-operating income and gains
TSMC China	$47,799	4	$88,760	2
VIS (primarily technical service income, see Note 27e)	24,108	2	106,748	3
SSMC (primarily technical service income, see Note 27d)	17,289	2	61,712	2
VisEra	—	—	55,225	1

	$89,196	8	$312,445	8

	2009		2008
	Amount	%	Amount	%
As of March 31

Receivables
TSMC North America	$10,033,427	99	$24,508,626	99
Others	148,538	1	178,793	1

	$10,181,965	100	$24,687,419	100

Other receivables
TSMC China	$107,608	47	$1,942,566	87
XinTec	59,862	26	681	—
VIS	35,615	15	108,629	5
SSMC	17,211	7	77,688	4
Others	10,575	5	91,640	4

	$230,871	100	$2,221,204	100

Payables
VIS	$298,360	27	$476,214	24
WaferTech	237,033	21	602,332	30
SSMC	202,534	18	465,295	24
TSMC China	193,560	18	304,048	15
TSMC Technology	97,970	9	59,499	3
Others	72,757	7	79,343	4

	$1,102,214	100	$1,986,731	100

Deferred credits
TSMC China	$137,174	62	$457,290	52
VisEra	—	—	46,631	5

	$137,174	62	$503,921	57

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
The Company deferred the net gains (classified under deferred credits) derived from sales of property, plant and equipment to TSMC China and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.
The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The rental expense and income were classified under operating expenses and non-operating income, respectively. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between the Company and VisEra expired in April 2008.

25.	PLEDGED OR MORTGAGED ASSETS
As of March 31, 2009, the Company had pledged time deposits of NT$454,112 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

26.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.
As of March 31, 2009, future lease payments were as follows:

Year	Amount

2009 (2nd to 4th quarter)	$232,312
2010	256,543
2011	254,962
2012	287,491
2013	265,847
2014 and thereafter	2,014,873

$3,312,028

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of March 31, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2009 the Company had a total of US$37,042 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of March 31, 2008, SMIC had paid US$120 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. The matters are pending in both courts. The result of the above-mentioned litigation cannot be determined at this time.

28.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 5 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC China entered into forward exchange contracts during the three months ended March 31, 2009 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts outstanding as of March 31, 2009:

Contract Amount
	Maturity Date	(in Thousands)

Sell RMB/buy US$	April 2009 to June 2009	RMB54,800/US$8,000
Sell US$/buy JPY	April 2009	US$46/JPY4,500
For the three months ended March 31, 2009, net losses arising from forward exchange contracts of TSMC China were NT$386 thousand.

XinTec entered into forward exchange contracts during the three months ended March 31, 2009 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contract as of March 31, 2009:

Contract Amount
	Maturity Date	(in Thousands)

Sell US$/buy NT$	April 2009	US$300/NT$10,160
For the three months ended March 31, 2009, net losses arising from forward exchange contracts of XinTec were NT$4,470 thousand.

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 6 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
March 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2009
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

The Company	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,038,443	N/A	$1,038,443
	Taiwan Power Company	—	Held-to-maturity financial assets	—	4,203,835	N/A	4,215,665
	Formosa Petrochemical Corporation	—	”	—	3,557,958	N/A	3,583,700
	Nan Ya Plastics Corporation	—	”	—	3,492,875	N/A	3,516,047
	Formosa Plastic Corporation	—	”	—	1,986,809	N/A	1,992,888
	China Steel Corporation	—	”	—	1,204,918	N/A	1,229,514
	CPC Corporation, Taiwan	—	”	—	1,000,095	N/A	999,755

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	878,363	N/A	875,103

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	47,526,422	100	47,526,422
	TSMC International	Subsidiary	”	987,968	30,028,035	100	30,028,035
	VIS	Investee accounted for using equity method	”	628,223	9,491,037	37	7,350,215
	SSMC	Investee accounted for using equity method	”	314	5,720,868	39	4,997,972
	TSMC Partners	Subsidiary	”	300	3,719,188	100	3,719,188
	TSMC North America	Subsidiary	”	11,000	2,613,897	100	2,613,897
	XinTec	Investee with a controlling financial interest	”	92,620	1,397,538	42	1,341,159
	GUC	Investee with a controlling financial interest	”	44,904	991,305	36	6,690,668
	TSMC Japan	Subsidiary	”	6	132,714	100	132,714
	TSMC Europe	Subsidiary	”	—	129,083	100	129,083
	TSMC Korea	Subsidiary	”	80	14,996	100	14,996
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	311,225
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	377,948
	W.K. Technology Fund IV	—	”	4,000	40,000	2	39,432
	Hontung Venture Capital Co., Ltd.	—	”	2,633	18,925	10	18,816

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	58,001	1	58,001

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	5,220,310	100	5,221,589
	VTAF III	Subsidiary	”	—	1,403,469	98	1,388,128
	VTAF II	Subsidiary	”	—	841,597	98	837,141
	Emerging Alliance	Subsidiary	”	—	371,095	99	371,095
(Continued)

				March 31, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,730	N/A	US$	20,035
	General Elec Cap Corp. Mtn	—	”	—	US$	20,276	N/A	US$	19,584

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	675,301	100	US$	675,301

	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	32,289	US$	25,508	97	US$	25,508
	TSMC Technology	Subsidiary	”	1	US$	8,494	100	US$	8,494
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	7,680	US$	7,076	97	US$	7,076

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,420	N/A	US$	19,584

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	186,309	100	US$	186,309

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	65,097	49	US$	65,097
	TSMC Canada	Subsidiary	”	2,300	US$	2,547	100	US$	2,547

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	”	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	24	1	US$	24
	GemFire Corporation	—	”	—	US$	31	—	US$	31
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	714	US$	1,000	2	US$	1,000
	Optimal Corporation	—	”	—	US$	229	—	US$	229
	Pixim, Inc.	—	”	4,642	US$	1,137	2	US$	1,137
	QST Holding, LLC	—	”	—	US$	131	4	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8		—

VTAF II	Common stock
	Aquantia	—	Financial assets carried at cost	2,108	US$	2,573	5	US$	2,573
	Leadtrend	—	”	1,265	US$	660	5	US$	660
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Audience, Inc.	—	”	7,956	US$	1,838	2	US$	1,838
	Axiom Microdevices, Inc.	—	”	7,017	US$	1,787	13	US$	1,787
(Continued)

				March 31, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Beceem Communications	—	Financial assets carried at cost	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	”	3,416	US$	148	3	US$	148
	Next IO, Inc.	—	”	2,775	US$	756	2	US$	756
	Optichron, Inc.	—	”	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	5,232	US$	2,790	18	US$	2,790
	QST Holding, LLC	—	”	—	US$	415	13	US$	415
	RichWave Technology Corp.	—	”	1,043	US$	730	1	US$	730
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Xceive	—	”	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24		—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,276	51	US$	1,276
	Acionn Technology Corporation	Investee accounted for using equity method	”	4,500	US$	925	41	US$	925
	Auramicro, Inc.	—	Financial assets carried at cost	3,816	US$	1,145	20	US$	1,145
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	BridgeLux, Inc.	—	”	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc.	—	”	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	”	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	”	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	”	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	”	6,879	US$	2,695	3	US$	2,695

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	69	100	US$	69
	VTA Holdings	Subsidiary	”	—		—	68		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	2,727	6	US$	2,727
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	290	1	US$	290
	NanoAmp Solutions, Inc.	—	”	541	US$	541	2	US$	541
	Sonics, Inc.	—	”	230	US$	1,843	2	US$	1,843
(Continued)

				March 31, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

ISDF II	Common stock
	Richtek Technology Corp.	—	Financial assets at fair value through profit or loss	85	US$	401	—	US$	401
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	2,289	5	US$	2,289
	Richtek Technology Corp.	—	”	288	US$	1,357	—	US$	1,357
	Ralink Technology (Taiwan), Inc.	—	”	1,512	US$	3,854	1	US$	3,854
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	32	2	US$	32
	Epic Communication, Inc.	—	”	50	US$	23	—	US$	23
	EON Technology, Corp.	—	”	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	”	932	US$	545	6	US$	545
	Trendchip Technologies Corp.	—	”	1,020	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	”	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	”	3,887	US$	1,746	5	US$	1,746
	NanoAmp Solutions, Inc.	—	”	375	US$	375	1	US$	375
	Sonics, Inc.	—	”	264	US$	3,082	2	US$	3,082

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	—	Available-for-sale financial assets	11,261		170,153	—		170,153
	PCA Well Pool Fund	—	”	7,724		100,111	—		100,111
	Hua Nan Phoenix Bond Fund	—	”	6,434		100,041	—		100,041
	NITC Taiwan Bond Fund	—	”	500		85,096	—		85,096
	Uni-President James Bond Fund	—	”	4,392		70,107	—		70,107
	Yuanta Wan Tai Bond Fund	—	”	1,385		20,009	—		20,009
	Cathay Bond Fund	—	”	1,259		15,003	—		15,003

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		35,555	100		35,555

	GUC-Japan	Subsidiary	”	1		12,027	100		12,027
	GUC-Europe	Subsidiary	”	—		4,867	100		4,867
	GUC-BVI	Subsidiary	”	50		1,696	100		1,696

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	10,576	N/A	US$	10,576

	Corporate issued asset-backed securities
	Cbass Tr	—	Available-for-sale financial assets	—	US$	771	N/A	US$	771
	Credit Suisse First Boston Mtg	—	”	—	US$	439	N/A	US$	439
	First Franklin Mtg Ln Tr	—	”	—	US$	379	N/A	US$	379
	Gs Mtg Secs Corp.	—	”	—	US$	824	N/A	US$	824
	Home Equity Mortgage Trust	—	”	—	US$	563	N/A	US$	563
	Home Equity Mtg Tr 2006 4	—	”	—	US$	352	N/A	US$	352
	Nomura Asset Accep Corp.	—	”	—	US$	628	N/A	US$	628
	Terwin Mtg Tr	—	”	—	US$	348	N/A	US$	348

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	3,919	N/A	US$	3,919
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

The Company	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000		$37,370	—		$1,038,443
	China Steel Corporation	Held-to-maturity financial assets	”	—	—		1,000,000	—		204,990	—		—		—		—	—		1,204,918

	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		—	—		400,000		383,909		16,091	—		—

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	Available-for-sale financial assets	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	—		—		—		—	11,261		170,153

	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—		—	7,724		100,000	—		—		—		—	7,724		100,111

	Hua Nan Phoenix Bond Fund	”	Hua Nan Investment Trust Co., Ltd.	—	—		—	6,434		100,000	—		—		—		—	6,434		100,041

TSMC Global	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	—	US$	4,584	—		—	—	US$	4,480	US$	4,584	US$	(104)	—		—

	Cit Equip Coll Tr	”	—	—	—	US$	3,884	—		—	—	US$	3,925	US$	3,996	US$	(71)	—		—
	Credit Suisse First Boston Mtg	”	—	—	—	US$	4,349	—		—	—	US$	4,085	US$	4,188	US$	(103)	—		—
	First Un Natl Bk Coml Mtg Tr	”	—	—	—	US$	4,715	—		—	—	US$	4,780	US$	4,954	US$	(174)	—		—
	Lb Ubs Coml Mtg Tr	”	—	—	—	US$	3,495	—		—	—	US$	3,537	US$	3,697	US$	(160)	—		—
	Tiaa Seasoned Coml Mtg Tr	”	—	—	—	US$	3,163	—		—	—	US$	3,283	US$	3,392	US$	(109)	—		—
	Wamu Mtg	”	—	—	—	US$	2,925	—		—	—	US$	3,106	US$	3,114	US$	(8)	—		—

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	—	US$	30,435	—	US$	243,824	—	US$	270,339	US$270,339	270,339		—	—	US$	3,919
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount
	Marketable	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$		Disposal (US$ in		Shares/Units	(US$ in
Company Name	Securities Type and Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	—	US$	3,285	—	US$	—	—	US$3,281		US$	3,171	US$	110	—	US$	—
	Fed Hm Ln Pc Pool B19205	”	—	—	—	US$	5,501	—		—	—	US$	5,511	US$	5,225	US$	286	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,108	—		—	—	US$	3,078	US$	3,003	US$	75	—		—
	Fnma Pool 257245	”	—	—	—	US$	3,513	—		—	—	US$	3,513	US$	3,437	US$	76	—		—
	Fnma Pool 691283	”	—	—	—	US$	3,039	—		—	—	US$	3,028	US$	2,920	US$	108	—		—
	Fnma Pool 888738	”	—	—	—	US$	3,776	—		—	—	US$	3,828	US$	3,801	US$	27	—		—
	Fnma Pool 888793	”	—	—	—	US$	4,242	—		—	—	US$	4,265	US$	4,207	US$	58	—		—
	Fed Home Ln Bank	”	—	—	—	US$	5,305	—		—	—	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	”	—	—	—	US$	3,610	—		—	—	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	”	—	—	—	US$	3,433	—		—	—	US$	3,430	US$	3,370	US$	60	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,854	—		—	—	US$	3,852	US$	3,721	US$	131	—		—
	Federal Home Ln Bks	”	—	—	—	US$	5,320	—		—	—	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,148	—		—	—	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	”	—	—	—	US$	5,340	—		—	—	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,428	—		—	—	US$	3,432	US$	3,336	US$	96	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,560	—		—	—	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,743	—		—	—	US$	3,749	US$	3,786	US$	(37)	—		—
	Federal Home Loan Bank	”	—	—	—	US$	4,710	—		—	—	US$	4,709	US$	4,518	US$	191	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	3,713	—		—	—	US$	3,712	US$	3,700	US$	12	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,169	—		—	—	US$	4,179	US$	4,116	US$	63	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	3,809	—		—	—	US$	3,801	US$	3,645	US$	156	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,134	—		—	—	US$	4,127	US$	4,151	US$	(24)	—		—
	Corporate bonds
	Chase Manhattan Corp. New	Available-for-sale financial assets	—	—	—	US$	3,353	—		—	—	US$	3,380	US$	3,480	US$	(100)	—		—
	Deutsche Bank Ag London	”	—	—	—	US$	3,013	—		—	—	US$	3,021	US$	3,041	US$	(20)	—		—
	Morgan Stanley	”	—	—	—	US$	4,552	—		—	—	US$	4,751	US$	4,768	US$	(17)	—		—
	Wachovia Corp. New	”	—	—	—	US$	3,135	—		—	—	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	”	—	—	—	US$	4,493	—		—	—	US$	4,524	US$	4,282	US$	242	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments or equity in earnings/losses of equity method investees.

(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction
			Purchases/				Unit Price	Payment Terms	Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Sales	Amount	% to Total	Payment Terms	(Note)	(Note)	Ending Balance	% to Total	Note
The Company	TSMC North America	Subsidiary	Sales	$22,964,954	58	Net 30 days after invoice date	—	—	$10,033,427	54
	GUC	Investee with a controlling financial interest	Sales	282,542	1	Net 30 days after monthly closing	—	—	148,475	1
	WaferTech	Indirect subsidiary	Purchases	739,712	17	Net 30 days after monthly closing	—	—	(237,033)	4
	SSMC	Investee accounted for using equity method	Purchases	514,174	11	Net 30 days after monthly closing	—	—	(202,534)	4
	TSMC China	Subsidiary	Purchases	447,631	10	Net 30 days after monthly closing	—	—	(193,560)	3
	VIS	Investee accounted for using equity method	Purchases	393,296	9	Net 30 days after monthly closing	—	—	(298,360)	5

GUC	TSMC North America	Same parent company	Purchases	124,079	24	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(161,755)	25

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	183,869	78	Net 30 days after monthly closing	—	—	39,677	45

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

				Turnover Days	Overdue		Amounts Received in	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Subsequent Period	Bad Debts

The Company	TSMC North America	Subsidiary	$10,036,468	43	$3,336,961	—	$3,529,284	$ —
	GUC	Investee with a controlling financial interest	148,475	59	28	—	28	—
	TSMC China	Subsidiary	107,608	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	39,677	87	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

\

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount				Balance as of March 31, 2009
														Equity in the
												Net Income (Losses)		Earnings (Losses)
				March 31, 2009		December 31, 2008				Carrying Value		of the Investee		(Note 1) (Foreign
				(Foreign Currencies		(Foreign Currencies		Shares (in	Percentage of	(Foreign Currencies		(Foreign Currencies		Currencies
Investor Company	Investee Company	Location	Main Businesses and Products	in Thousands)		in Thousands)		Thousands)	Ownership	in Thousands)		in Thousands)		in Thousands)	Note

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$47,526,422		$(77,446)	$(77,446)	Subsidiary

	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		30,028,035		(622,367)	(622,367)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,491,037		(831,689)	(412,001)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,720,868		(701,869)	(321,505)	Investee accounted for using equity method

	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		5,220,310		(1,237,357)	(1,238,636)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,719,188		(61,735)	(61,735)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,613,897		99,898	99,898	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,518,713		1,440,241	—	98		1,403,469		(19,697)	(19,303)	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,397,538		(245,162)	(108,234)	Investee with a controlling financial interest

	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		991,305		119,374	42,771	Investee with a controlling financial interest

	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,036,422	—	98		841,597		(168,394)	(165,026)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		986,797		986,797	—	99		371,095		(76,725)	(76,341)	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		132,714		1,158	1,158	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		129,083		8,099	8,099	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		14,996		676	676	Subsidiary (Note 3)

TSMC International	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	675,301	US$	(14,794)	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	32,289	32,289	97	US$	25,508	US$	(1,311)	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,494	US$	86	Note 2	Subsidiary (Note 3)
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	7,076	US$	(27)	Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	380,000	293,637	100	US$	186,309	US$	(18,248)	Note 2	Subsidiary

TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	65,097	US$	(4,489)	Note 2	Investee accounted for using equity method

	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,547	US$	61	Note 2	Subsidiary (Note 3)

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	114,159	US$	(5,061)	Note 2	Subsidiary
(Continued)

				Original Investment Amount				Balance as of March 31, 2009
														Equity in the
												Net Income (Losses)		Earnings (Losses)
				March 31, 2009		December 31, 2008				Carrying Value		of the Investee		(Note 1) (Foreign
				(Foreign Currencies		(Foreign Currencies		Shares (in	Percentage of	(Foreign Currencies		(Foreign Currencies		Currencies
Investor Company	Investee Company	Location	Main Businesses and Products	in Thousands)		in Thousands)		Thousands)	Ownership	in Thousands)		in Thousands)		in Thousands)	Note

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,276	US$	(181)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	41	US$	925	US$	(260)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	700	US$	700	—	100	US$	69	US$	(31)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		35,555		386	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		12,027		824	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	50	—	100		4,867		119	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	50		—	50	100		1,696		—	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	Note 2	Subsidiary (Note 3)
(Concluded)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unreviewed financial statements.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
					Accumulated Outflow			Accumulated Outflow
					of Investment from			of Investment from
					Taiwan			Taiwan
					as of			as of		Equity in the		Accumulated Inward
		Total Amount of			January 1, 2009	Investment Flows		March 31, 2009		Earnings	Carrying Value	Remittance of
	Main Businesses and	Paid-in Capital			(US$ in	Outflow		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	(RMB in Thousand)		Method of Investment	Thousand)	(US$ in Thousand)	Inflow	Thousand)	Ownership	(Note 2)	March 31, 2009	March 31, 2009

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	12,180,367 3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$ —	$—	$12,180,367 (US$371,000)	100%	$(1,238,636)	$5,220,310	$ —

Accumulated
Investment in
Mainland China as	Investment Amounts Authorized by
of March 31, 2009	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the reviewed financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Three Months Ended March 31, 2009 and 2008 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
April 9, 2009
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$223,262,081	40	$144,277,026	24
Financial assets at fair value through profit or loss (Notes 2, 5 and 24)	243,109	—	1,375,693	—
Available-for-sale financial assets (Notes 2, 6 and 24)	1,544,968	—	54,681,566	9
Held-to-maturity financial assets (Notes 2, 7 and 24)	4,739,315	1	9,976,745	2
Receivables from related parties (Note 25)	274	—	7,790	—
Notes and accounts receivable	20,607,929	4	43,211,493	7
Allowance for doubtful receivables (Notes 2 and 8)	(277,287)	—	(702,051)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,508,609)	(1)	(4,566,637)	(1)
Other receivables from related parties (Note 25)	52,826	—	215,645	—
Other financial assets (Note 26)	2,478,466	1	1,453,071	—
Inventories (Notes 2, 3 and 9)	14,775,167	3	21,889,637	4
Deferred income tax assets, net (Notes 2 and 18)	6,267,893	1	8,479,964	1
Prepaid expenses and other current assets	1,370,899	—	1,155,394	—

Total current assets	268,557,031	49	281,455,336	46

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 24)
Investments accounted for using equity method	17,451,182	3	21,943,759	4
Available-for-sale financial assets	1,038,443	—	2,502	—
Held-to-maturity financial assets	13,668,922	2	8,023,394	1
Financial assets carried at cost	3,523,341	1	3,723,589	1

Total long-term investments	35,681,888	6	33,693,244	6

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)
Cost
Land and land improvements	981,274	—	889,387	—
Buildings	133,649,278	24	119,234,824	20
Machinery and equipment	702,224,877	127	653,821,179	109
Office equipment	12,642,166	2	11,802,450	2
Leased assets	744,074	—	649,941	—

	850,241,669	153	786,397,781	131
Accumulated depreciation	(640,120,878)	(115)	(555,853,934)	(93)
Advance payments and construction in progress	16,957,601	3	31,065,812	5

Net property, plant and equipment	227,078,392	41	261,609,659	43

INTANGIBLE ASSETS
Goodwill (Note 2)	6,188,390	1	5,709,938	1
Deferred charges, net (Notes 2 and 13)	6,646,575	1	7,467,978	2

Total intangible assets	12,834,965	2	13,177,916	3

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 18)	5,732,151	1	3,970,320	1
Refundable deposits	2,674,090	1	2,790,102	1
Others (Note 2)	216,877	—	346,268	—

Total other assets	8,623,118	2	7,106,690	2

TOTAL	$552,775,394	100	$597,042,845	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 24)	$3,211	—	$244,283	—
Accounts payable	5,314,336	1	9,381,919	2
Payables to related parties (Note 25)	509,311	—	956,105	—
Income tax payable (Notes 2 and 18)	9,835,673	2	13,947,003	2
Bonuses payable to employees, directors and supervisors (Notes 3 and 20)	15,644,815	3	4,371,892	1
Payables to contractors and equipment suppliers	5,144,858	1	12,256,151	2
Accrued expenses and other current liabilities (Notes 16 and 28)	8,636,194	1	12,599,255	2
Current portion of bonds payable and long-term bank loans (Notes 14, 15 and 26)	286,582	—	8,279,587	1

Total current liabilities	45,374,980	8	62,036,195	10

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 15 and 26)	1,633,066	—	1,736,617	—
Other long-term payables (Notes 16 and 28)	9,750,821	2	9,055,790	2
Obligations under capital leases (Note 2)	744,074	—	649,941	—

Total long-term liabilities	16,627,961	3	15,942,348	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,717,959	1	3,673,505	1
Guarantee deposits (Note 28)	1,319,777	—	1,871,897	—
Deferred credits (Notes 2 and 25)	390,179	—	510,540	—
Others	30,779	—	38,072	—

Total other liabilities	5,458,694	1	6,094,014	1

Total liabilities	67,461,635	12	84,072,557	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value (Notes 20 and 22)
Authorized: 28,050,000 thousand shares
Issued: 25,626,012 thousand shares in 2009 25,629,242 thousand shares in 2008	256,260,122	46	256,292,416	43

Capital surplus (Notes 2 and 20)	49,965,450	9	51,696,165	9

Retained earnings (Note 20)
Appropriated as legal capital reserve	67,324,393	12	56,406,684	10
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	103,896,290	19	151,596,813	25

	171,612,540	31	208,633,047	35

Others (Notes 2, 22 and 24)
Cumulative translation adjustments	3,531,944	1	(6,810,720)	(1)
Unrealized gains on financial instruments	177,228	—	400,861	—
Treasury stock: 34,096 thousand shares	—	—	(918,075)	—

	3,709,172	1	(7,327,934)	(1)

Equity attributable to shareholders of the parent	481,547,284	87	509,293,694	86

MINORITY INTERESTS (Note 2)	3,766,475	1	3,676,594	—

Total shareholders’ equity	485,313,759	88	512,970,288	86

TOTAL	$552,775,394	100	$597,042,845	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated April 9, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$41,171,249		$89,408,089

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,671,123		1,928,123

NET SALES	39,500,126	100	87,479,966	100

COST OF SALES (Notes 3, 9, 19 and 25)	32,019,884	81	49,240,688	57

GROSS PROFIT	7,480,242	19	38,239,278	43

OPERATING EXPENSES (Notes 19 and 25)
Research and development	3,728,933	10	5,270,006	6
General and administrative	1,594,563	4	2,662,529	3
Marketing	947,405	2	1,183,545	1

Total operating expenses	6,270,901	16	9,116,080	10

INCOME FROM OPERATIONS	1,209,341	3	29,123,198	33

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	983,772	3	1,348,910	1
Foreign exchange gain, net (Note 2)	464,687	1	—	—
Technical service income (Notes 25 and 28)	40,271	—	841,894	1
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	—	—	1,476,252	2
Equity in earnings of equity method investees, net (Notes 2 and 10)	—	—	577,322	1
Gain on settlement and disposal of financial assets, net (Notes 2 and 24)	—	—	130,713	—
Others (Notes 2 and 25)	86,711	—	189,770	—

Total non-operating income and gains	1,575,441	4	4,564,861	5

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Equity in losses of equity method investees, net (Notes 2 and 10)	$812,511	2	$—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	444,663	1	—	—
Loss on impairment of financial assets (Notes 2, 6, 11 and 24)	331,284	1	79,844	—
Loss on settlement and disposal of financial assets, net (Notes 2 and 24)	305,711	1	—	—
Interest expense	107,625	—	155,064	—
Foreign exchange loss, net (Note 2)	—	—	1,764,482	2
Others (Note 2)	34,489	—	116,840	—

Total non-operating expenses and losses	2,036,283	5	2,116,230	2

INCOME BEFORE INCOME TAX EXPENSE	748,499	2	31,571,829	36

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 18)	739,228	2	(3,335,798)	(4)

NET INCOME	$1,487,727	4	$28,236,031	32

ATTRIBUTABLE TO:
Shareholders of the parent	$1,558,873	4	$28,143,382	32
Minority interests	(71,146)	—	92,649	—

	$1,487,727	4	$28,236,031	32

	2009		2008
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$0.03	$0.06	$1.21	$1.08

Diluted earnings per share	$0.03	$0.06	$1.20	$1.08

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 9, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$1,558,873	$28,143,382
Net income (loss) attributable to minority interests	(71,146)	92,649
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,483,463	19,830,859
Amortization of premium/discount of financial assets	(6,866)	(25,931)
Loss on impairment of financial assets	331,284	79,844
Loss (gain) on disposal of available-for-sale financial assets, net	321,802	(118,061)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Gain on disposal of financial assets carried at cost, net	—	(12,652)
Equity in losses (earnings) of equity method investees, net	812,511	(577,322)
Dividends received from equity method investees	988,201	589,071
Loss (gain) on disposal of property, plant and equipment and other assets, net	1,327	(16,648)
Deferred income tax	(1,393,841)	435,333
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(269,355)	251,664
Receivables from related parties	133	3,095
Notes and accounts receivable	4,415,392	3,992,633
Allowance for doubtful receivables	(178,464)	244
Allowance for sales returns and others	437,583	477,602
Other receivables from related parties	47,092	27,975
Other financial assets	(566,767)	62,456
Inventories	101,478	1,972,623
Prepaid expenses and other current assets	442,793	214,836
Increase (decrease) in:
Accounts payable	(238,815)	(2,192,963)
Payables to related parties	19,454	(547,271)
Income tax payable	503,848	2,820,875
Bonuses payable to employees, directors and supervisors	275,085	4,371,892
Accrued expenses and other current liabilities	(1,188,132)	(1,877,982)
Accrued pension cost	16,375	7,983
Deferred credits	(38,884)	(710,789)

Net cash provided by operating activities	26,788,333	57,295,397

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(5,616,980)	(15,313,111)
Available-for-sale financial assets	(9,045,555)	(13,902,016)
Held-to-maturity financial assets	(204,990)	—
Financial assets carried at cost	(83,155)	(213,296)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$19,807,173	$24,577,826
Held-to-maturity financial assets	3,246,100	2,238,000
Financial assets carried at cost	—	92,540
Property, plant and equipment	1,699	1,157
Increase in deferred charges	(52,343)	(591,841)
Decrease (increase) in refundable deposits	93,109	(12,333)
Increase in other assets	(8,784)	(2,893)

Net cash provided (used) in investing activities	8,136,274	(3,125,967)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from long-term bank loans	293,351	54,144
Repayment of:
Long-term bank loans	(36,526)	(696)
Bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(164,718)	(371,112)
Proceeds from exercise of employee stock options	15,418	80,948
Repurchase of treasury stock	—	(3,053,584)
Increase in minority interests	17,472	3,925

Net cash used in financing activities	(7,875,003)	(3,286,375)

NET INCREASE IN CASH AND CASH EQUIVALENTS	27,049,604	50,883,055

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,598,725	(1,592,517)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	194,613,752	94,986,488

CASH AND CASH EQUIVALENTS, END OF PERIOD	$223,262,081	$144,277,026

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$412,460	$481,972

Income tax paid	$83,616	$73,542

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$2,763,065	$21,325,964
Decrease (increase) in payables to contractors and equipment suppliers	2,853,915	(5,999,419)
Increase in accrued expenses and other current liabilities	—	(13,434)

Cash paid	$5,616,980	$15,313,111

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable and long-term liabilities	$286,582	$8,279,587

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,184,679	$3,308,040

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 9, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of March 31, 2009 and 2008, TSMC and its subsidiaries had 23,557 and 25,107 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2009	2008	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng as of March 31, 2008. In July 2008, Chi Cherng was merged by Hsin Ruey.
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey as of March 31, 2008. In August 2008, Hsin Ruey was merged by TSMC.
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	36%	37%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	XinTec Inc. (XinTec)	42%	43%	TSMC obtained three out of five director positions and has a controlling interest in XinTec.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	51%	—
	Growth Fund Limited (Growth Fund)	100%	—	Newly established in 2008.

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—
(Continued)

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2009	2008	Remark

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	—	Newly established in 2008.
	Global Unichip (BVI) Corp. (GUC- BVI)	100%	—	Newly established in 2009.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of March 31, 2009:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. GUC-BVI is engaged in investing activities. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and asset-backed commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the period; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities — average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date. Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Government Subsidies

Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Bonuses to Employees and Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such a change in accounting principle did not have significant effect on the Company’s financial statements as of and for the three months ended March 31, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$3,632,644 thousand and NT$0.14, respectively, for the three months ended March 31, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the three months ended March 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2009	2008

Cash and deposits in banks	$212,439,489	$137,769,493
Repurchase agreements collateralized by government bonds	10,822,592	5,995,378
Asset-backed commercial papers	—	512,155

	$223,262,081	$144,277,026

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2009	2008
Trading financial assets

Publicly traded stocks	$13,606	$1,212,611
Forward exchange contracts	201,446	2,833
Cross currency swap contracts	28,057	160,249

	$243,109	$1,375,693

Trading financial liabilities

Forward exchange contracts	$455	$125,989
Cross currency swap contracts	2,756	118,294

	$3,211	$244,283

The Company entered into derivative contracts during the three months ended March 31, 2009 and 2008 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)

March 31, 2009

Sell US$/buy NT$	April 2009	US$200,300/NT$6,989,885
Sell EUR/buy US$	April 2009	EUR6,140/US$8,266
Sell RMB /buy US$	April 2009 to June 2009	RMB54,800/US$8000
Sell US$/buy JPY	April 2009	US$46/JPY4,500

March 31, 2008

Sell EUR/buy NT$	April 2008 to July 2008	EUR44,500/NT$2,010,109
Sell RMB/buy US$	April 2008 to July 2008	RMB369,259/US$53,270
Sell US$/buy NT$	April 2008	US$5,000/NT$153,371
Sell US$/buy JPY	April 2008	US$886/JPY89,000
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(In Thousands)	Paid	Received
March 31, 2009
April 2009 to May 2009	US$130,000/ NT$4,434,625	0.66%-6.79%	0.00%-0.61%
March 31, 2008
April 2008	US$883,000/NT$26,897,408	2.60%-3.75%	1.28%-2.42%
For the three months ended March 31, 2009 and 2008, valuation on financial instruments arising from derivative financial instruments was a net loss of NT$444,663 thousand and a net gain of NT$1,476,252 thousand, respectively.

6.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2009	2008

Corporate bonds	$1,038,443	$10,139,449
Open-end mutual funds	560,520	14,146,226
Government bonds	358,690	3,941,554
Publicly traded stocks	346,850	524,695
Corporate issued asset-backed securities	145,979	4,545,210
Money market funds	132,929	13,960,741
Agency bonds	—	7,426,193

	2,583,411	54,684,068
Current portion	(1,544,968)	(54,681,566)

	$1,038,443	$2,502

For the three months ended March 31, 2009 and 2008, the loss on impairment of available-for-sale financial assets was NT$56,407 thousand and nil, respectively.
7.   HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2009	2008

Corporate bonds	$17,529,874	$10,908,455
Government bonds	878,363	6,091,684
Structured time deposits	—	1,000,000

	18,408,237	18,000,139
Current portion	(4,739,315)	(9,976,745)

	$13,668,922	$8,023,394

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2008

Step-up callable domestic deposits	$1,000,000	$3,844	1.77%-1.83%	April 2008 to October 2008

8.   ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended
	March 31
	2009	2008

Balance, beginning of period	$455,751	$701,807
Provision	59,306	1,596
Write-off	(237,770)	(1,352)

Balance, end of period	$277,287	$702,051

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended
	March 31
	2009	2008

Balance, beginning of period	$6,071,026	$4,089,035
Provision	1,671,123	1,928,123
Write-off	(1,233,540)	(1,450,521)

Balance, end of period	$6,508,609	$4,566,637

9.   INVENTORIES

	March 31
	2009	2008

Finished goods	$2,548,051	$4,030,994
Work in process	10,365,616	15,067,392
Raw materials	679,349	1,572,488
Supplies and spare parts	1,182,151	1,218,763

	$14,775,167	$21,889,637

Write-downs of inventories to net realizable value in the amount of NT$249,339 thousand and NT$104,703 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2009 and 2008.
10.   INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Vanguard International Semiconductor Corporation (VIS)	$9,491,037	37	$11,382,764	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,720,868	39	8,352,727	39
VisEra Holding Company (VisEra Holding)	2,207,895	49	2,208,268	49
Aiconn Technology Corporation (Aiconn)	31,382	41	—	—

	$17,451,182		$21,943,759

For the three months ended March 31, 2009 and 2008, equity in earnings/losses of equity method investees was a net loss of NT$812,511 thousand and a net gain of NT$577,322 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except for Aiconn for the three months ended March 31, 2009. The Company believes that, had Aiconn’s financial statements been reviewed, any adjustments arising would have had no material effect on the Company’s financial statements.

As of March 31, 2009 and 2008, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$7,350,215 thousand and NT$13,626,526 thousand, respectively.
Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended
	March 31
	2009	2008

Balance, beginning of period	$1,990,621	$2,589,742
Amortization	(149,780)	(149,780)

Balance, end of period	$1,840,841	$2,439,962

As of March 31, 2009 and 2008, the ending balances of the aforementioned difference allocated to goodwill were both NT$1,061,885 thousand.
11.   FINANCIAL ASSETS CARRIED AT COST

	March 31
	2009	2008

Non-publicly traded stocks	$3,361,348	$3,340,342
Mutual funds	161,993	383,247

	$3,523,341	$3,723,589

For the three months ended March 31, 2009 and 2008, the loss on impairment of financial assets carried at cost was NT$274,877 thousand and NT$79,844 thousand, respectively.
12.   PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2009
	Balance,				Effect of
	Beginning	Additions			Exchange	Balance,
	of Period	(Deductions)	Disposals	Reclassification	Rate Changes	End of Period
Cost
Land and land improvements	$953,857	$—	$—	$—	$27,417	$981,274
Buildings	132,249,996	875,051	—	(19,976)	544,207	133,649,278
Machinery and equipment	697,498,743	3,359,954	(439,515)	(57,435)	1,863,130	702,224,877
Office equipment	12,430,800	224,966	(103,488)	33,634	56,254	12,642,166
Leased asset	722,339	—	—	—	21,735	744,074

	843,855,735	$4,459,971	$(543,003)	$(43,777)	$2,512,743	850,241,669

Accumulated depreciation
Land and land improvements	295,898	$7,703	$—	$—	$9,517	313,118
Buildings	72,681,699	2,348,227	—	(5,846)	227,548	75,251,628
Machinery and equipment	535,962,291	17,275,751	(436,524)	(14,348)	1,621,920	554,409,090
Office equipment	9,693,809	310,301	(103,453)	7,049	42,006	9,949,712
Leased asset	182,570	9,271	—	—	5,489	197,330

	618,816,267	$19,951,253	$(539,977)	$(13,145)	$1,906,480	640,120,878

Advance payments and construction in progress	18,605,882	$(1,696,906)	$—	$34,719	$13,906	16,957,601

	$243,645,350					$227,078,392

	Three Months Ended March 31, 2008
	Balance,				Effect of
	Beginning				Exchange	Balance,
	of Period	Additions	Disposals	Reclassification	Rate Changes	End of Period
Cost
Land and land improvements	$942,197	$—	$—	$—	$(52,810)	$889,387
Buildings	118,640,027	864,969	—	410,215	(680,387)	119,234,824
Machinery and equipment	646,419,427	11,854,624	(395,747)	614,983	(4,672,108)	653,821,179
Office equipment	11,829,640	277,463	(6,277)	(204,318)	(94,058)	11,802,450
Leased asset	652,296	—	—	13,433	(15,788)	649,941

	778,483,587	$12,997,056	$(402,024)	$834,313	$(5,515,151)	786,397,781

Accumulated depreciation
Land and land improvements	262,703	$7,169	$—	$—	$(16,777)	253,095
Buildings	63,239,922	2,198,305	—	(4)	(271,740)	65,166,483
Machinery and equipment	467,665,072	16,637,661	(395,747)	116,346	(2,637,584)	481,385,748
Office equipment	8,796,752	309,149	(6,224)	(116,318)	(74,739)	8,908,620
Leased asset	135,118	8,231	—	—	(3,361)	139,988

	540,099,567	$19,160,515	$(401,971)	$24	$(3,004,201)	555,853,934

Advance payments and construction in progress	21,868,167	$8,328,908	$—	$(851,874)	$1,720,611	31,065,812

	$260,252,187					$261,609,659

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of March 31, 2009 were NT$827,782 thousand.

13.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2009
	Balance,				Effect of
	Beginning				Exchange	Balance, End of
	of Period	Additions	Amortization	Reclassification	Rate Changes	Period

Technology license fee	$4,125,212	$726	$(238,875)	$—	$(34)	$3,887,029
Software and system design costs	1,801,831	50,475	(217,431)	(4,424)	391	1,630,842
Patent and others	1,198,785	1,142	(74,470)	—	3,247	1,128,704

	$7,125,828	$52,343	$(530,776)	$(4,424)	$3,604	$6,646,575

	Three Months Ended March 31, 2008
	Balance,				Effect of
	Beginning				Exchange	Balance, End of
	of Period	Additions	Amortization	Reclassification	Rate Changes	Period

Technology license fee	$5,819,148	$1,217	$(422,039)	$—	$(7,197)	$5,391,129
Software and system design costs	1,449,603	219,553	(205,627)	(74)	(323)	1,463,132
Patent and others	654,850	2,527	(41,244)	—	(2,416)	613,717

	$7,923,601	$223,297	$(668,910)	$(74)	$(9,936)	$7,467,978

14.	BONDS PAYABLE

	March 31
	2009	2008

Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15.	LONG-TERM BANK LOANS.

	March 31
	2009	2008

Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.92%-2.70% in 2009 and 2.91%-2.99% in 2008	$1,021,751	$721,200
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.97% in 2009 and 5.88% in 2008	678,668	608,688
Repayable from December 2007 in 8 semi-annual installments, annual interest at 1.17%-2.42% in 2009 and 2.39%-3.20% in 2008	168,750	456,750
Repayable from May 2007 in 16 quarterly installments, annual interest at 1.42%-2.20% in 2009 and 2.48%-2.85% in 2008	33,625	50,438
Repayable from March 2007 in 12 quarterly installments, annual interest at 1.30%-2.53 % in 2009 and 2.79%-3.16% in 2008	16,854	109,326
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.51%-2.85%	—	35,980
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.65%-4.53%	—	32,430
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	—	1,392

	1,919,648	2,016,204
Current portion	(286,582)	(279,587)

	$1,633,066	$1,736,617

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China as well as semi-annual and annual financial statements of XinTec must comply with predetermined financial covenants.
As of March 31, 2009, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2009 (2nd to 4th quarter)	$221,074
2010	1,007,201
2011	282,673
2012	245,220
2013 and thereafter	163,480

$1,919,648

16.	OTHER LONG-TERM PAYABLES

	March 31
	2009	2008

Payables for acquisition of property, plant and equipment (Note 28g)	$8,837,883	$7,719,794
Payables for royalties	2,097,617	4,644,036

	10,935,500	12,363,830
Current portion (classified under accrued expenses and other current liabilities)	(1,184,679)	(3,308,040)

	$9,750,821	$9,055,790

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of March 31, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount

2009 (2nd to 4th quarter)	$1,097,974
2010	558,722
2011	440,921
2012	—
2013 and thereafter	8,837,883

$10,935,500

17.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentage of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$187,975 thousand and NT$203,360 thousand for the three months ended March 31, 2009 and 2008, respectively.
TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension costs of NT$72,409 thousand and NT$67,462 thousand for the three months ended March 31, 2009 and 2008, respectively.

Movements in the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Three Months Ended
	March 31
	2009	2008

The Funds
Balance, beginning of period	$2,434,876	$2,184,435
Contributions	61,413	68,729
Interest	53,066	71,720
Payments	(19,355)	(5,196)

Balance, end of period	$2,530,000	$2,319,688

Accrued pension cost
Balance, beginning of period	$3,701,584	$3,665,522
Accruals	16,375	7,983

Balance, end of period	$3,717,959	$3,673,505

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Three Months Ended
	March 31
	2009	2008

Income tax expense based on “income before income tax” at statutory rates	$105,374	$7,968,898
The effect of the following
Tax-exempt income	(595,378)	(2,648,723)
Temporary and permanent differences	1,351,613	550,838
Others	88,417	55,161
Net operating loss carryforwards used	163,636	(218,817)
Income tax credits used	(471,154)	(2,795,206)

Income tax currently payable	$642,508	$2,912,151

b.	Income tax expense (benefit) consisted of the following:

Income tax currently payable	$642,508	$2,912,151
Other income tax adjustments	4,980	5,547
Net change in deferred income tax assets
Investment tax credits	(422,525)	1,357,191
Net operating loss carryforwards	(228,893)	100,564
Temporary differences	109,041	(284,807)
Valuation allowance	(844,339)	(754,848)

Income tax expense (benefit)	$(739,228)	$3,335,798

c.	Net deferred income tax assets consisted of the following:

	March 31
	2009	2008

Current deferred income tax assets
Investment tax credits	$5,236,275	$8,217,617
Temporary differences	1,520,572	783,544
Valuation allowance	(488,954)	(521,197)

	$6,267,893	$8,479,964

Noncurrent deferred income tax assets
Investment tax credits	$9,383,864	$5,683,405
Net operating loss carryforwards	3,932,945	3,617,579
Temporary differences	(1,800,503)	(2,471,405)
Valuation allowance	(5,784,155)	(2,859,259)

	$5,732,151	$3,970,320

As of March 31, 2009, the net operating loss carryforwards were generated by WaferTech, TSMC Development, TSMC Technology, XinTec and Mutual-Pak and would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of March 31, 2009 and 2008 was NT$521,634 thousand and NT$3,012,848 thousand, respectively.

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2008 and 2007 was 0.51% and 9.83%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2009, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$5,921	$5,921	2009
		114,239	114,239	2010
		4,658,769	4,658,769	2011
		2,987,278	2,987,278	2012
		22,829	22,829	2013

		$7,789,036	$7,789,036

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Research and development expenditures	$673,789	$202,635	2010
		2,825,114	2,825,114	2011
		3,193,759	3,193,759	2012
		548,516	548,516	2013

		$7,241,178	$6,770,024

Statute for Upgrading Industries	Personnel training expenditures	$37	$37	2009
		23,599	23,599	2010
		37,355	37,355	2011
		88	88	2012

		$61,079	$61,079

(Concluded)
g.	The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction of Fab 14 - Module A	2006 to 2010
Construction of Fab 12 - Module B and expansion of Fab 14 - Module A	2007 to 2011
Construction of Fab 14 - Module B and expansion of Fab 12 and others	2008 to 2012
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2006.

19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$2,604,282	$2,119,946	$4,724,228
Labor and health insurance	195,585	129,338	324,923
Pension	153,618	106,766	260,384
Meal	99,958	39,796	139,754
Welfare	115,174	46,532	161,706
Others	22,075	43,334	65,409

	$3,190,692	$2,485,712	$5,676,404

Depreciation	$18,968,736	$978,451	$19,947,187

Amortization	$316,495	$214,281	$530,776

	Three Months Ended March 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$5,158,642	$3,637,477	$8,796,119
Labor and health insurance	195,934	118,910	314,844
Pension	160,441	95,604	256,045
Meal	117,432	50,203	167,635
Welfare	168,638	68,000	236,638
Others	55,492	49,239	104,731

	$5,856,579	$4,019,433	$9,876,012

Depreciation	$18,058,836	$1,094,587	$19,153,423

Amortization	$463,671	$205,239	$668,910

20.	SHAREHOLDERS’ EQUITY
As of March 31, 2009, 1,092,053 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.
Capital surplus consisted of the following:

	March 31
	2009	2008

From merger	$22,805,390	$23,276,911
Additional paid-in capital	17,972,138	18,994,954
From convertible bonds	8,893,190	9,077,065
From long-term investments	294,677	347,180
Donations	55	55

	$49,965,450	$51,696,165

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
For the three months ended March 31, 2009 and 2008, TSMC has recorded bonuses to employees and directors with an estimate based on historical experience with a charge to earnings of approximately 15% of its net income. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2008 and 2007 had been approved in TSMC’s Board of Directors’ meeting held on February 10, 2009 and a shareholders’ meeting held on June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriations of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007

Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Bonus to employees — in cash	—	3,939,883
Bonus to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

The amounts of the appropriations of earnings for 2007 are consistent with the resolutions of the meeting of the Board of Directors held on February 19, 2008. Bonus to employees that will be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been charged against earnings and the amount was consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009.

The Board of Directors meeting held on February 10, 2009 and the shareholders meeting held on June 13, 2008 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,763 thousand and NT$768,813 thousand, respectively. The amounts of the appropriations of earnings for 2008, bonus to employees and directors, and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. TSMC’s shareholders meeting is scheduled for June 10, 2009.

The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the aforementioned plans that had never been granted or had been granted but subsequently cancelled had expired as of March 31, 2009.

Information about TSMC’s outstanding stock options for the three months ended March 31, 2009 and 2008 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Three months ended March 31, 2009

Balance, beginning of period	36,234	$35.3
Options exercised	(575)	26.8
Options canceled	(127)	45.4

Balance, end of period	35,532	35.4

(Continued)

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Three months ended March 31, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(2,138)	37.9
Options canceled	(193)	46.8

Balance, end of period	39,544	37.3

(Concluded)
The number of outstanding options and exercise prices had been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of March 31, 2009, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$24.2-$33.9	25,057	3.91	$31.0	25,057	$31.0
38.2- 50.4	10,475	5.65	45.8	8,571	45.5

	35,532		35.4	33,628	34.7

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding options for the three months ended March 31, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price (NT$)
Three months ended March 31, 2009

Balance, beginning of period	5,557	$66.6
Options exercised	(630)	12.0
Options canceled	(240)	33.3

Balance, end of period	4,687	75.6

Three months ended March 31, 2008

Balance, beginning of period	7,598	60.3
Options exercised	(302)	10.2
Options canceled	(66)	194.0

Balance, end of period	7,230	60.4

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans.

As of March 31, 2009, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$8.9-$10.5	1,061	2.50	$9.2	489	$9.5
16.4	1,905	2.42	16.4	277	16.4
182.0	1,721	4.75	182.0	—	182.0

	4,687		75.6	766	12.0

XinTec’s Employee Stock Option Plans, consisting of the XinTec 2007 Plan and XinTec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the XinTec 2007 Plan and XinTec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of XinTec when exercisable. The options may be granted to qualified employees of XinTec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about XinTec’s outstanding options for the three months ended March 31, 2009 and 2008 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)

Three months ended March 31, 2009

Balance, beginning of period	7,442	$14.8
Options exercised	(653)	12.8
Options canceled	(404)	15.4

Balance, end of period	6,385	15.0

Three months ended March 31, 2008

Balance, beginning of period	9,642	15.1
Options canceled	(144)	14.5

Balance, end of period	9,498	15.1

The exercise prices have been adjusted to reflect the appropriation of earnings by XinTec in accordance with the plans.

As of March 31, 2009, information about XinTec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.4-$14.3	3,240	7.54	$12.7	930	$12.8
15.4- 19.4	3,145	8.48	17.4	—	—

	6,385		15.0	930	12.8

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the three months ended March 31, 2009 and 2008 would have been as follows:

Three Months Ended March 31
		2009	2008
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years

		2009	2008

XinTec	Expected dividend yield	0.80%	0.80%
	Expected volatility	31.79% - 47.42%	31.79% - 47.42%
	Risk free interest rate	1.88% - 2.45%	1.88% - 2.45%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported	$1,558,873	$28,143,382
Pro forma	1,445,013	28,081,304

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$0.06	$1.08
Pro forma basic EPS	$0.06	$1.08
Diluted EPS as reported	$0.06	$1.08
Pro forma diluted EPS	$0.06	$1.07
22.	TREASURY STOCK

			(Shares in Thousands)
	Beginning			Ending
	Shares	Addition	Retirement	Shares
Three months ended March 31, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	—	800,000	—

	834,096	—	800,000	34,096

As of March 31, 2008, the book value of the treasury stock was NT$918,075 thousand and the market value was NT$2,151,452 thousand. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008. TSMC’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.

23.	EARNINGS PER SHARE
         EPS was computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Three months ended March 31, 2009

Basic EPS
Earnings attributable to shareholders of the parent	$812,429	$1,558,873	25,625,796	$0.03	$0.06

Effect of dilutive potential common shares
Bonus to employees	—	—	157,947
Stock options	—	—	8,471

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$812,429	$1,558,873	25,792,214	$0.03	$0.06

Three months ended March 31, 2008

Basic EPS
Earnings attributable to shareholders of the parent	$31,471,701	$28,143,382	26,115,770	$1.21	$1.08

Effect of dilutive potential common shares Bonus to employees	—	—	35,390
Stock options	—	—	16,022

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$31,471,701	$28,143,382	26,167,182	$1.20	$1.08

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after consideration of the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.
The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2008 to decrease from NT$1.10 to NT$1.08.

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$243,109	$243,109	$1,375,693	$1,375,693
Available-for-sale financial assets	2,583,411	2,583,411	54,684,068	54,684,068
Held-to-maturity financial assets	18,408,237	18,420,653	18,000,139	18,001,071

Liabilities

Financial liabilities at fair value through profit or loss	3,211	3,211	244,283	244,283
Bonds payable (including current portion)	4,500,000	4,601,709	12,500,000	12,657,936
Long-term bank loans (including current portion)	1,919,648	1,919,648	2,016,204	2,016,204
Other long-term payables (including current portion)	10,935,500	10,935,500	12,363,830	12,363,830
Obligations under capital leases	744,074	744,074	649,941	649,941
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of March 31, 2009 and 2008 estimated using valuation techniques were recognized as gains of NT$226,292 thousand and losses of NT$81,201 thousand, respectively.

d.	As of March 31, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$20,874,301 thousand and NT$72,322,594 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$4,503,211 thousand and NT$12,744,282 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,919,648 thousand and NT$2,014,812 thousand, respectively.

e.	Movements of the unrealized gain/loss on financial instruments for the three months ended March 31, 2009 and 2008 were as follows:

	Three Months Ended March 31, 2009
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of period	$(198,413)	$(88,929)	$(287,342)
Recognized directly in shareholders’ equity	55,753	30,608	86,361
Removed from shareholders’ equity and recognized in earnings	378,209	—	378,209

Balance, end of period	$235,549	$(58,321)	$177,228

	Three Months Ended March 31, 2008
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total

Balance, beginning of period	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	(151,003)	(11,821)	(162,824)
Removed from shareholders’ equity and recognized in earnings	(117,312)	—	(117,312)

Balance, end of period	$359,523	$41,338	$400,861

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to recent turmoil in the global financial market, the Company evaluated its financial assets and determined that certain impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoil in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25.	RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:

a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC

c.	Others

Related parties over which the Company exercises significant influence but with which the Company had no material transactions

	2009		2008
	Amount	%	Amount	%
For the three months ended March 31

Sales
VIS	$10,520	—	$22,577	—
VisEra	504	—	16,324	—
SSMC	—	—	461	—

	$11,024	—	$39,362	—

Purchases
SSMC	$514,174	2	$1,358,468	3
VIS	397,579	1	798,344	1
VisEra	2,685	—	594	—

	$914,438	3	$2,157,406	4

Manufacturing expenses
VisEra	$20,630	—	$4,741	—

Research and development expenses
VisEra	$133	—	$8,632	—

	2009		2008
	Amount	%	Amount	%
Non-operating income and gains
VIS (primarily technical service income; see Note 28e.)	$24,108	2	$106,748	2
SSMC (primarily technical service income; see Note 28d.)	17,289	1	61,712	1
VisEra	—	—	66,101	2

	$41,397	3	$234,561	5

As of March 31

Receivables
VisEra	$274	100	$7,758	100
VIS	—	—	32	—

	$274	100	$7,790	100

Other receivables
VIS	$35,615	67	$108,629	50
SSMC	17,211	33	77,688	36
VisEra	—	—	29,328	14

	$52,826	100	$215,645	100

Payables
VIS	$299,259	59	$479,180	50
SSMC	202,534	40	465,295	49
VisEra	7,518	1	11,630	1

	$509,311	100	$956,105	100

Deferred credits
VisEra	$—	—	$46,631	9

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

26.	PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	March 31
	2009	2008

Other financial assets	$488,110	$28,511
Property, plant and equipment, net	3,672,552	5,206,652

	$4,160,662	$5,235,163

27.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2009 and 2018 and can be renewed upon expiration.
As of March 31, 2009, future lease payments were as follows:

Year	Amount

2009 (2nd to 4th quarter)	$397,003
2010	456,230
2011	407,384
2012	421,757
2013	394,501
2014 and thereafter	2,598,846

$4,675,721

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of March 31, 2009, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of March 31, 2009, TSMC had a total of US$37,042 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of March 31, 2009, SMIC had paid US$120 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and

WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. The matters are pending in both courts. The result of the above-mentioned litigation cannot be determined at this time.

g.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC Shanghai is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC Shanghai since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$8,837,883 thousand and NT$7,719,794 thousand as of March 31, 2009 and 2008, respectively, which is included in other long-term payables on the Company’s consolidated balance sheets.

h.	Amounts available under unused letters of credit as of March 31, 2009 were NT$101,751 thousand.

29.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:

a.	Financing provided: None

b.	Endorsement/guarantee provided: None

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 5 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 6 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 7 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 7 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
March 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2009
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,038,443	N/A	$1,038,443
	Taiwan Power Company	—	Held-to-maturity financial assets	—	4,203,835	N/A	4,215,665
	Formosa Petrochemical Corporation	—	”	—	3,557,958	N/A	3,583,700
	Nan Ya Plastics Corporation	—	”	—	3,492,875	N/A	3,516,047
	Formosa Plastic Corporation	—	”	—	1,986,809	N/A	1,992,888
	China Steel Corporation	—	”	—	1,204,918	N/A	1,229,514
	CPC Corporation, Taiwan	—	”	—	1,000,095	N/A	999,755

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	878,363	N/A	875,103

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	47,526,422	100	47,526,422
	TSMC International	Subsidiary	”	987,968	30,028,035	100	30,028,035
	VIS	Investee accounted for using equity method	”	628,223	9,491,037	37	7,350,215

	SSMC	Investee accounted for using equity method	”	314	5,720,868	39	4,997,972

	TSMC Partners	Subsidiary	”	300	3,719,188	100	3,719,188
	TSMC North America	Subsidiary	”	11,000	2,613,897	100	2,613,897
	XinTec	Investee with a controlling financial interest	”	92,620	1,397,538	42	1,341,159

	GUC	Investee with a controlling financial interest	”	44,904	991,305	36	6,690,668

	TSMC Japan	Subsidiary	”	6	132,714	100	132,714
	TSMC Europe	Subsidiary	”	—	129,083	100	129,083
	TSMC Korea	Subsidiary	”	80	14,996	100	14,996
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	311,225
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	377,948
	W.K. Technology Fund IV	—	”	4,000	40,000	2	39,432
	Hontung Venture Capital Co., Ltd.	—	”	2,633	18,925	10	18,816

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	58,001	1	58,001

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	5,220,310	100	5,221,589

	VTAF III	Subsidiary	”	—	1,403,469	98	1,388,128
	VTAF II	Subsidiary	”	—	841,597	98	837,141
	Emerging Alliance	Subsidiary	”	—	371,095	99	371,095
(Continued)

				March 31, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,730	N/A	US$	20,035
	General Elec Cap Corp. Mtn	—	”	—	US$	20,276	N/A	US$	19,584

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	675,301	100	US$	675,301

	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	32,289	US$	25,508	97	US$	25,508
	TSMC Technology	Subsidiary	”	1	US$	8,494	100	US$	8,494
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	7,680	US$	7,076	97	US$	7,076

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,420	N/A	US$	19,584

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	186,309	100	US$	186,309

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	65,097	49	US$	65,097

	TSMC Canada	Subsidiary	”	2,300	US$	2,547	100	US$	2,547

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	”	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	24	1	US$	24
	GemFire Corporation	—	”	—	US$	31	—	US$	31
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	714	US$	1,000	2	US$	1,000
	Optimal Corporation	—	”	—	US$	229	—	US$	229
	Pixim, Inc.	—	”	4,642	US$	1,137	2	US$	1,137
	QST Holding, LLC	—	”	—	US$	131	4	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8	—

VTAF II	Common stock
	Aquantia	—	Financial assets carried at cost	2,108	US$	2,573	5	US$	2,573
	Leadtrend	—	”	1,265	US$	660	5	US$	660
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Audience, Inc.	—	”	7,956	US$	1,838	2	US$	1,838
	Axiom Microdevices, Inc.	—	”	7,017	US$	1,787	13	US$	1,787
(Continued)

				March 31, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Beceem Communications	—	Financial assets carried at cost	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	”	3,416	US$	148	3	US$	148
	Next IO, Inc.	—	”	2,775	US$	756	2	US$	756
	Optichron, Inc.	—	”	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	5,232	US$	2,790	18	US$	2,790
	QST Holding, LLC	—	”	—	US$	415	13	US$	415
	RichWave Technology Corp.	—	”	1,043	US$	730	1	US$	730
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Xceive	—	”	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24	—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,276	51	US$	1,276
	Acionn Technology Corporation	Investee accounted for using equity method	”	4,500	US$	925	41	US$	925

	Auramicro, Inc.	—	Financial assets carried at cost	3,816	US$	1,145	20	US$	1,145
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	BridgeLux, Inc.	—	”	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc.	—	”	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	”	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	”	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	”	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	”	6,879	US$	2,695	3	US$	2,695

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	69	100	US$	69

	VTA Holdings	Subsidiary	”	—		—	68		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	2,727	6	US$	2,727
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	290	1	US$	290
	NanoAmp Solutions, Inc.	—	”	541	US$	541	2	US$	541
	Sonics, Inc.	—	”	230	US$	1,843	2	US$	1,843
(Continued)

				March 31, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

ISDF II	Common stock
	Richtek Technology Corp.	—	Financial assets at fair value through profit or loss	85	US$	401	—	US$	401

	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	2,289	5	US$	2,289
	Richtek Technology Corp.	—	”	288	US$	1,357	—	US$	1,357
	Ralink Technology (Taiwan), Inc.	—	”	1,512	US$	3,854	1	US$	3,854
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	32	2	US$	32
	Epic Communication, Inc.	—	”	50	US$	23	—	US$	23
	EON Technology, Corp.	—	”	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	”	932	US$	545	6	US$	545
	Trendchip Technologies Corp.	—	”	1,020	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	”	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	”	3,887	US$	1,746	5	US$	1,746
	NanoAmp Solutions, Inc.	—	”	375	US$	375	1	US$	375
	Sonics, Inc.	—	”	264	US$	3,082	2	US$	3,082

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	—	Available-for-sale financial assets	11,261		170,153	—		170,153
	PCA Well Pool Fund	—	”	7,724		100,111	—		100,111
	Hua Nan Phoenix Bond Fund	—	”	6,434		100,041	—		100,041
	NITC Taiwan Bond Fund	—	”	500		85,096	—		85,096
	Uni-President James Bond Fund	—	”	4,392		70,107	—		70,107
	Yuanta Wan Tai Bond Fund	—	”	1,385		20,009	—		20,009
	Cathay Bond Fund	—	”	1,259		15,003	—		15,003

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		35,555	100		35,555

	GUC-Japan	Subsidiary	”	1		12,027	100		12,027
	GUC-Europe	Subsidiary	”	—		4,867	100		4,867
	GUC-BVI	Subsidiary	”	50		1,696	100		1,696

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	10,576	N/A	US$	10,576

	Corporate issued asset-backed securities
	Cbass Tr	—	Available-for-sale financial assets	—	US$	771	N/A	US$	771
	Credit Suisse First Boston Mtg	—	”	—	US$	439	N/A	US$	439
	First Franklin Mtg Ln Tr	—	”	—	US$	379	N/A	US$	379
	Gs Mtg Secs Corp.	—	”	—	US$	824	N/A	US$	824
	Home Equity Mortgage Trust	—	”	—	US$	563	N/A	US$	563
	Home Equity Mtg Tr 2006 4	—	”	—	US$	352	N/A	US$	352
	Nomura Asset Accep Corp.	—	”	—	US$	628	N/A	US$	628
	Terwin Mtg Tr	—	”	—	US$	348	N/A	US$	348

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	3,919	N/A	US$	3,919
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

								Acquisition			Disposal (Note 2)
	Marketable	Financial			Beginning Balance			Shares/Units								Gain (Loss) or		Ending Balance (Note 3)
	Securities	Statement		Nature of	Shares/Units	Amount		(in Thousands)	Amount		Shares/Units	Amount		Carrying Value (US$		Disposal (US$ in		Shares/Units		Amount (US$ in
Company Name	Type and Name	Account	Counter-party	Relationship	(in Thousands)	(US$ in Thousands)		(Note 1)	(US$ in Thousands)		(In Thousands)	(US$ in Thousands)		in Thousands)		Thousands)		(In Thousands)		Thousands)
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000		$37,370	—		$1,038,443

	China Steel Corporation	Held-to-maturity financial assets	”	—	—		1,000,000	—		204,990	—		—		—		—	—		1,204,918

	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		—	—		400,000		383,909		16,091	—		—

GUC	Open-end mutual funds
	Prudential Financial Bond Fund	Available-for-sale financial assets	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	—		—		—		—	11,261		170,153
	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—		—	7,724		100,000	—		—		—		—	7,724		100,111
	Hua Nan Phoenix Bond Fund	”	Hua Nan Investment Trust Co., Ltd.	—	—		—	6,434		100,000	—		—		—		—	6,434		100,041

TSMC Global	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	—	US$	4,584	—		—	—	US$	4,480	US$	4,584	US$	(104)	—		—
	Cit Equip Coll Tr	”	—	—	—	US$	3,884	—		—	—	US$	3,925	US$	3,996	US$	(71)	—		—
	Credit Suisse First Boston Mtg	”	—	—	—	US$	4,349	—		—	—	US$	4,085	US$	4,188	US$	(103)	—		—
	First Un Natl Bk Coml Mtg Tr	”	—	—	—	US$	4,715	—		—	—	US$	4,780	US$	4,954	US$	(174)	—		—
	Lb Ubs Coml Mtg Tr	”	—	—	—	US$	3,495	—		—	—	US$	3,537	US$	3,697	US$	(160)	—		—
	Tiaa Seasoned Coml Mtg Tr	”	—	—	—	US$	3,163	—		—	—	US$	3,283	US$	3,392	US$	(109)	—		—
	Wamu Mtg	”	—	—	—	US$	2,925	—		—	—	US$	3,106	US$	3,114	US$	(8)	—		—

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	—	US$	30,435	—	US$	243,824	—	US$	270,339	US$	270,339		—	—	US$	3,919
(Continued)

								Acquisition			Disposal (Note 2)
					Beginning Balance			Shares/Units								Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Financial		Nature of	Shares/Units	Amount		(in Thousands)	Amount		Shares/Units	Amount		Carrying Value (US$		Disposal (US$ in		Shares/Units	Amount (US$ in
Company Name	Type and Name	Statement Account	Counter-party	Relationship	(in Thousands)	(US$ in Thousands)		(Note 1)	(US$ in Thousands)		(In Thousands)	(US$ in Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	—	US$	3,285	—	US$	—	—	US$	3,281	US$	3,171	US$	110	—	US$	—
	Fed Hm Ln Pc Pool B19205	”	—	—	—	US$	5,501	—		—	—	US$	5,511	US$	5,225	US$	286	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,108	—		—	—	US$	3,078	US$	3,003	US$	75	—		—
	Fnma Pool 257245	”	—	—	—	US$	3,513	—		—	—	US$	3,513	US$	3,437	US$	76	—		—
	Fnma Pool 691283	”	—	—	—	US$	3,039	—		—	—	US$	3,028	US$	2,920	US$	108	—		—
	Fnma Pool 888738	”	—	—	—	US$	3,776	—		—	—	US$	3,828	US$	3,801	US$	27	—		—
	Fnma Pool 888793	”	—	—	—	US$	4,242	—		—	—	US$	4,265	US$	4,207	US$	58	—		—
	Fed Home Ln Bank	”	—	—	—	US$	5,305	—		—	—	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	”	—	—	—	US$	3,610	—		—	—	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	”	—	—	—	US$	3,433	—		—	—	US$	3,430	US$	3,370	US$	60	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,854	—		—	—	US$	3,852	US$	3,721	US$	131	—		—
	Federal Home Ln Bks	”	—	—	—	US$	5,320	—		—	—	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,148	—		—	—	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	”	—	—	—	US$	5,340	—		—	—	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,428	—		—	—	US$	3,432	US$	3,336	US$	96	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,560	—		—	—	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	3,743	—		—	—	US$	3,749	US$	3,786	US$	(37)	—		—
	Federal Home Loan Bank	”	—	—	—	US$	4,710	—		—	—	US$	4,709	US$	4,518	US$	191	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	3,713	—		—	—	US$	3,712	US$	3,700	US$	12	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,169	—		—	—	US$	4,179	US$	4,116	US$	63	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	3,809	—		—	—	US$	3,801	US$	3,645	US$	156	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,134	—		—	—	US$	4,127	US$	4,151	US$	(24)	—		—
	Corporate bonds
	Chase Manhattan Corp. New	Available-for-sale financial assets	—	—	—	US$	3,353	—		—	—	US$	3,380	US$	3,480	US$	(100)	—		—
	Deutsche Bank Ag London	”	—	—	—	US$	3,013	—		—	—	US$	3,021	US$	3,041	US$	(20)	—		—
	Morgan Stanley	”	—	—	—	US$	4,552	—		—	—	US$	4,751	US$	4,768	US$	(17)	—		—
	Wachovia Corp. New	”	—	—	—	US$	3,135	—		—	—	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	”	—	—	—	US$	4,493	—		—	—	US$	4,524	US$	4,282	US$	242	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments or equity in earnings/losses of equity method investees.

(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts
									Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms	Ending	% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$22,964,954	58	Net 30 days after invoice date	—	—	$10,033,427	54
	GUC	Investee with a controlling financial interest	Sales	282,542	1	Net 30 days after monthly closing	—	—	148,475	1
	WaferTech	Indirect subsidiary	Purchases	739,712	17	Net 30 days after monthly closing	—	—	(237,033)	4
	SSMC	Investee accounted for using equity method	Purchases	514,174	11	Net 30 days after monthly closing	—	—	(202,534)	4
	TSMC China	Subsidiary	Purchases	447,631	10	Net 30 days after monthly closing	—	—	(193,560)	3
	VIS	Investee accounted for using equity method	Purchases	393,296	9	Net 30 days after monthly closing	—	—	(298,360)	5

GUC	TSMC North America	Same parent company	Purchases	124,079	24	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(161,755)	25

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	183,869	78	Net 30 days after monthly closing	—	—	39,677	45

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts

TSMC	TSMC North America	Subsidiary	$10,036,468	43	$3,336,961	—	$3,529,284	$—
	GUC	Investee with a controlling financial interest	148,475	59	28	—	28	—
	TSMC China	Subsidiary	107,608	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	39,677	87	—	—	—	—
Note 1: The calculation of turnover days excludes other receivables from related parties.
Note 2: The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of March 31, 2009				Net Income		Earnings
				March 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$47,526,422		$(77,446)	$(77,446)	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		30,028,035		(622,367)	(622,367)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,491,037		(831,689)	(412,001)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,720,868		(701,869)	(321,505)	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		5,220,310		(1,237,357)	(1,238,636)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,719,188		(61,735)	(61,735)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,613,897		99,898	99,898	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,518,713		1,440,241	—	98		1,403,469		(19,697)	(19,303)	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,397,538		(245,162)	(108,234)	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		991,305		119,374	42,771	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,036,422	—	98		841,597		(168,394)	(165,026)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		986,797		986,797	—	99		371,095		(76,725)	(76,341)	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		132,714		1,158	1,158	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		129,083		8,099	8,099	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		14,996		676	676	Subsidiary (Note 3)
TSMC International	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	675,301	US$	(14,794)	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	32,289	32,289	97	US$	25,508	US$	(1,311)	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,494	US$	86	Note 2	Subsidiary (Note 3)
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	7,076	US$	(27)	Note 2	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	380,000	293,637	100	US$	186,309	US$	(18,248)	Note 2	Subsidiary
TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	65,097	US$	(4,489)	Note 2	Investee accounted for using equity method
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,547	US$	61	Note 2	Subsidiary (Note 3)
VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	114,159	US$	(5,061)	Note 2	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of March 31, 2009				Net Income		Earnings
				March 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,276	US$	(181)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	41	US$	925	US$	(260)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	700	US$	700	—	100	US$	69	US$	(31)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		35,555		386	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		12,027		824	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	50	—	100		4,867		119	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	50		—	50	100		1,696		—	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	Note 2	Subsidiary (Note 3)
Note 1: Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.
Note 2: The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.
Note 3: Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Accumulated				Accumulated
					Outflow of				Outflow of
					Investment				Investment
					from Taiwan				from Taiwan					Accumulated
		Total Amount of			as of		Investment Flows		as of			Equity in the		Inward
		Paid-in Capital			January 1, 2009		Outflow		March 31, 2009			Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in		Method of	(US$ in		(US$ in		(US$ in		Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)		Investment	Thousand)		Thousand)	Inflow	Thousand)		Ownership	(Note 2)	March 31, 2009	March 31, 2009

TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	12,180,367 3,070,623)	(Note 1)	$ (US$	12,180,367 371,000)	$—	$—	$ (US$	12,180,367 371,000)	100%	$(1,238,636)	$5,220,310	$—

Accumulated Investment in Mainland		Investment Amounts Authorized by
China as of March 31, 2009		Investment Commission, MOEA		Upper Limit on Investment
(US$ in Thousand)		(US$ in Thousand)		(US$ in Thousand)

$ (US$	12,180,367 371,000)	$ (US$	12,180,367 371,000)	$ (US$	12,180,367 371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the reviewed financial statements.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

A. For the three months ended March 31, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$22,964,954	—	56%
				Receivables from related parties	10,033,427	—	2%
				Other receivables from related parties	3,041	—	—
				Payables to related parties	11,104	—	—
		TSMC China	1	Purchases	447,631	—	1%
				Gain on disposal of property, plant and equipment	46,722	—	—
				Technical service income	1,077	—	—
				Other receivables from related parties	107,608	—	—
				Payables to related parties	193,560	—	—
				Deferred credits	137,174	—	—
		TSMC Japan	1	Marketing expenses — commission	49,114	—	—
				Payables to related parties	16,573	—	—
		TSMC Europe	1	Marketing expenses — commission	71,736	—	—
				Research and development expenses	1,808	—	—
				Payables to related parties	27,311	—	—
		TSMC Korea	1	Marketing expenses — commission	3,375	—	—
		GUC	1	Sales	282,542	—	1%
				Receivables from related parties	148,475	—	—
				Research and development expenses	17,970	—	—
		TSMC Technology	1	Research and development expenses	85,917	—	—
				Payables to related parties	97,970	—	—
		WaferTech	1	Sales	2,237	—	—
				Purchases	739,712	—	2%
				Other receivables from related parties	2,220	—	—
				Payables to related parties	237,033	—	—
		TSMC Canada	1	Research and development expenses	37,632	—	—
				Payables to related parties	12,417	—	—
		XinTec	1	Other receivables from related parties	59,862	—	—
		Emerging Alliance	1	Other receivables from related parties	5,314	—	—
1	TSMC Partners	TSMC International	3	Other receivables	8,411,416	—	2%
				Deferred revenue	8,411,416	—	2%
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
2	GUC	TSMC North America	3	Purchases	$124,079	—	—
				Manufacturing expenses	88,628	—	—
				Payables to related parties	161,756	—	—
		GUC-NA	3	Operating expenses	35,321	—	—
				Accrued Expenses	12,240	—	—
		GUC-Japan	3	Operating expenses	10,187	—	—
				Other prepaid expenses	3,145	—	—
		GUC-Europe	3	Operating expenses	2,561	—	—
				Other prepaid expenses	2,014	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. For the three months ended March 31, 2008

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$54,293,942	—	61%
				Receivables from related parties	24,508,626	—	4%
				Other receivables from related parties	44,392	—	—
				Payables to related parties	7,147	—	—
		TSMC China	1	Sales	26,474	—	—
				Purchases	1,220,202	—	1%
				Technical service income	88,760	—	—
				Other receivables from related parties	1,942,566	—	—
				Payables to related parties	304,048	—	—
				Deferred credits	457,290	—	—
		TSMC Japan	1	Marketing expenses — commission	45,186	—	—
				Payables to related parties	16,028	—	—
		TSMC Europe	1	Marketing expenses — commission	76,949	—	—
				Payables to related parties	47,494	—	—
		TSMC Korea	1	Marketing expenses — commission	5,198	—	—
		GUC	1	Sales	289,453	—	—
				Receivables from related parties	178,786	—	—
		TSMC Technology	1	Payables to related parties	59,499	—	—
				Research and development expenses	89,660	—	—
		WaferTech	1	Sales	2,524	—	—
				Purchases	2,378,252	—	3%
				Other receivables from related parties	14,923	—	—
				Payables to related parties	602,332	—	—
1	GUC	TSMC North America	3	Purchases	573,761	—	—
				Manufacturing expenses	106,325	—	—
				Operating expenses	1,458	—	—
				Payables to related parties	261,678	—	—
		GUC-NA	3	Operating expenses	17,959	—	—
				Accrued Expenses	2,772	—	—
		GUC-Japan	3	Operating expenses	5,499	—	—
				Other prepaid expenses	2,328	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 30, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer